AngloGold Ashanti Tropicana - 31 December 2021

Technical Report Summary

Tropicana Gold Mine

A Life of Mine Summary Report

Effective date: 31 December 2021

As required by § 229.601(b)(96) of Regulation S-K as an exhibit to AngloGold Ashanti's Annual Report on Form 20-F pursuant to Subpart 229.1300 of Regulation S-K - Disclosure by Registrants Engaged in Mining Operations (§ 229.1300 through § 229.1305).

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AngloGold Ashanti Tropicana - 31 December 2021

Date and Signatures Page

This report is effective as at 31 December 2021.

Where the registrant (AngloGold Ashanti Limited) has relied on more than one Qualified Person to prepare the information and documentation supporting its disclosure of Mineral Resource or Mineral Reserve, the section(s) prepared by each qualified person has been clearly delineated.

AngloGold Ashanti has recognised that in preparing this report, the Qualified Person(s) may have, when necessary, relied on information and input from others, including AngloGold Ashanti. As such, the table below lists the technical specialists who provided the relevant information and input, as necessary, to the Qualified Person to include in this Technical Report Summary. All information provided by AngloGold Ashanti has been identified in Section 25: Reliance on information provided by the registrant in this report.

The registrant confirms it has obtained the written consent of each Qualified Person to the use of the person's name, or any quotation from, or summarisation of, the Technical Report summary in the relevant registration statement or report, and to the filing of the Technical Report Summary as an exhibit to the registration statement or report. The written consent only pertains to the particular section(s) of the Technical Report Summary prepared by each Qualified Person. The written consent has been filed together with the Technical Report Summary exhibit and will be retained for as long as AngloGold Ashanti relies on the Qualified Person's information and supporting documentation for its current estimates regarding Mineral Resource or Mineral Reserve.

MINERAL RESOURCE QUALIFIED PERSON	Fraser Clark
Sections prepared: 1 - 11, 20 – 25	/s/ Fraser Clark
MINERAL RESERVE QUALIFIED PERSON (OPEN PIT)	Joanne Endersbee
Sections prepared: 1, 12-19, 21 – 25	/s/ Joanne Endersbee
MINERAL RESERVE QUALIFIED PERSON (UNDERGROUND)	Glenn Reitsema
Sections prepared: 1, 12-19, 21 – 25	/s/ Glenn Reitsema

Responsibility	Technical Specialist
ESTIMATION	James Woodward
EVALUATION QAQC	James Woodward
EXPLORATION	James Woodward
GEOLOGICAL MODEL	James Woodward
GEOLOGY QAQC	James Woodward
GEOTECHNICAL / ROCK ENGINEERING	Julian Venter
HYDROGEOLOGY	Ian Hunt
MINERAL RESOURCE CLASSIFICATION	James Woodward
ENVIRONMENTAL AND PERMITTING	Norm Galli
FINANCIAL MODEL	Glenn Patterson-Kane
LEGAL	Warren Steward
METALLURGY	Johan Viljoen
MINE PLANNING	Joanne Endersbee
INFRASTRUCTURE	Piero Ticchione
MINERAL RESERVE CLASSIFICATION	Joanne Endersbee

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AngloGold Ashanti Tropicana - 31 December 2021

Consent of Qualified Person

I, Fraser Clark, in connection with the Technical Report Summary for "Tropicana Mine, A Life of Mine Summary Report" dated 31 December 2021 (the "Technical Report Summary") as required by Item 601(b)(96) of Regulation S-K and filed as an exhibit to AngloGold Ashanti Limited's ("AngloGold Ashanti") annual report on Form 20-F for the year ended 31 December 2021 and any amendments or supplements and/or exhibits thereto (collectively, the "Form 20-F") pursuant to Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission ("1300 Regulation S-K"), consent to:

- the public filing and use of the Technical Report Summary as an exhibit to the Form 20-F;
- the use of and reference to my name, including my status as an expert or "Qualified Person" (as defined in 1300 Regulation S-K) in connection with the Form 20-F and Technical Report Summary;
- any extracts from, or summary of, the Technical Report Summary in the Form 20-F and the use of any information derived, summarised, quoted or referenced from the Technical Report Summary, or portions thereof, that is included or incorporated by reference into the Form 20-F; and
- the incorporation by reference of the above items as included in the Form 20-F into AngloGold Ashanti's registration statements on Form F-3 (Registration No. 333-230651) and on Form S-8 (Registration No. 333-113789) (and any amendments or supplements thereto).

I am responsible for authoring, and this consent pertains to, the Technical Report Summary. I certify that I have read the Form 20-F and that it fairly and accurately represents the information in the Technical Report Summary for which I am responsible.

Date: 30 March 2022

/s/ Fraser Clark

Fraser Clark

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AngloGold Ashanti Tropicana - 31 December 2021

Consent of Qualified Person

I, Joanne Endersbee, in connection with the Technical Report Summary for "Tropicana Mine, A Life of Mine Summary Report" dated 31 December 2021 (the "Technical Report Summary") as required by Item 601(b)(96) of Regulation S-K and filed as an exhibit to AngloGold Ashanti Limited's ("AngloGold Ashanti") annual report on Form 20-F for the year ended 31 December 2021 and any amendments or supplements and/or exhibits thereto (collectively, the "Form 20-F") pursuant to Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission ("1300 Regulation S-K"), consent to:

- the public filing and use of the Technical Report Summary as an exhibit to the Form 20-F;
- the use of and reference to my name, including my status as an expert or "Qualified Person" (as defined in 1300 Regulation S-K) in connection with the Form 20-F and Technical Report Summary;
- any extracts from, or summary of, the Technical Report Summary in the Form 20-F and the use of any information derived, summarised, quoted or referenced from the Technical Report Summary, or portions thereof, that is included or incorporated by reference into the Form 20-F; and
- the incorporation by reference of the above items as included in the Form 20-F into AngloGold Ashanti's registration statements on Form F-3 (Registration No. 333-230651) and on Form S-8 (Registration No. 333-113789) (and any amendments or supplements thereto).

I am responsible for authoring, and this consent pertains to, the Technical Report Summary. I certify that I have read the Form 20-F and that it fairly and accurately represents the information in the Technical Report Summary for which I am responsible.

Date: 30 March 2022

/s/ Joanne Endersbee

Joanne Endersbee

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AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 5 Consent of Qualified Person I, Glenn Reitsema, in connection with the Technical Report Summary for “Tropicana Mine, A Life of Mine Summary Report” dated 31 December 2021 (the “Technical Report Summary”) as required by Item 601(b)(96) of Regulation S-K and filed as an exhibit to AngloGold Ashanti Limited’s (“AngloGold Ashanti”) annual report on Form 20-F for the year ended 31 December 2021 and any amendments or supplements and/or exhibits thereto (collectively, the “Form 20-F”) pursuant to Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“1300 Regulation S-K”), consent to: • the public filing and use of the Technical Report Summary as an exhibit to the Form 20-F; • the use of and reference to my name, including my status as an expert or “Qualified Person” (as defined in 1300 Regulation S-K) in connection with the Form 20-F and Technical Report Summary; • any extracts from, or summary of, the Technical Report Summary in the Form 20-F and the use of any information derived, summarised, quoted or referenced from the Technical Report Summary, or portions thereof, that is included or incorporated by reference into the Form 20-F; and • the incorporation by reference of the above items as included in the Form 20-F into AngloGold Ashanti’s registration statements on Form F-3 (Registration No. 333-230651) and on Form S-8 (Registration No. 333-113789) (and any amendments or supplements thereto). I am responsible for authoring, and this consent pertains to, the Technical Report Summary. I certify that I have read the Form 20-F and that it fairly and accurately represents the information in the Technical Report Summary for which I am responsible. Date: 30 March 2022 Glenn Reitsema /s/ Glenn Reitsema AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 6 Contents 1 Executive Summary ............................................................................................................................. 10 1.1 Property description including mineral rights .............................................................................. 10 1.2 Ownership ................................................................................................................................. 11 1.3 Geology and mineralisation ....................................................................................................... 11 1.4 Status of exploration, development and operations ................................................................... 12 1.5 Mining methods ......................................................................................................................... 12 1.6 Mineral processing .................................................................................................................... 12 1.7 Mineral Resource and Mineral Reserve estimates ..................................................................... 13 1.8 Summary capital and operating cost estimates .......................................................................... 13 1.9 Permitting requirements............................................................................................................. 13 1.10 Conclusions and recommendations ......................................................................................... 14 2 Introduction .......................................................................................................................................... 14 2.1 Disclose registrant ..................................................................................................................... 14 2.2 Terms of reference and purpose for which this Technical Report Summary was prepared ........ 15 2.3 Sources of information and data contained in the report / used in its preparation ...................... 15 2.4 Qualified Person(s) site inspections ........................................................................................... 15 2.5 Purpose of this report ................................................................................................................ 15 3 Property description ............................................................................................................................. 16 3.1 Location of the property ............................................................................................................. 16 3.2 Area of the property ................................................................................................................... 18 3.3 Legal aspects (including environmental liabilities) and permitting .............................................. 18 3.4 Agreements, royalties and liabilities ........................................................................................... 19 4 Accessibility, climate, local resources, infrastructure and physiography ............................................... 19 4.1 Property description ................................................................................................................... 19 5 History ................................................................................................................................................. 19 6 Geological setting, mineralisation and deposit ..................................................................................... 21 6.1 Geological setting ...................................................................................................................... 21 6.2 Geological model and data density ............................................................................................ 22 6.3 Mineralisation ............................................................................................................................ 23 7 Exploration ........................................................................................................................................... 24 7.1 Nature and extent of relevant exploration work .......................................................................... 24 7.2 Drilling techniques and spacing ................................................................................................. 25 7.3 Results ...................................................................................................................................... 26 7.4 Locations of drill holes and other samples ................................................................................. 27 7.5 Hydrogeology ............................................................................................................................ 28 7.6 Geotechnical testing and analysis ............................................................................................. 30 8 Sample preparation, analysis and security ........................................................................................... 33 8.1 Sample preparation ................................................................................................................... 33 8.2 Assay method and laboratory .................................................................................................... 36 8.3 Sampling governance ................................................................................................................ 37 8.4 Quality Control and Quality Assurance ...................................................................................... 39 AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 7 8.5 Qualified Person's opinion on adequacy .................................................................................... 40 9 Data verification ................................................................................................................................... 40 9.1 Data verification procedures ...................................................................................................... 40 9.2 Limitations on, or failure to conduct verification ......................................................................... 40 9.3 Qualified Person's opinion on data adequacy ............................................................................ 40 10 Mineral processing and metallurgical testing ...................................................................................... 40 10.1 Mineral processing / metallurgical testing ................................................................................ 40 10.2 Laboratory and results ............................................................................................................. 41 10.3 Qualified Person's opinion on data adequacy .......................................................................... 42 11 Mineral Resource estimates ............................................................................................................... 42 11.1 Reasonable basis for establishing the prospects of economic extraction for Mineral Resource 42 11.2 Key assumptions, parameters and methods used ................................................................... 43 11.3 Mineral Resource classification and uncertainty ...................................................................... 47 11.4 Mineral Resource summary ..................................................................................................... 47 11.5 Qualified Person's opinion ....................................................................................................... 48 12 Mineral Reserve estimates ................................................................................................................. 49 12.1 Key assumptions, parameters and methods used ................................................................... 49 12.2 Cut-off grades .......................................................................................................................... 52 12.3 Mineral Reserve classification and uncertainty ........................................................................ 54 12.4 Mineral Reserve summary ....................................................................................................... 54 12.5 Qualified Person's opinion ....................................................................................................... 55 13 Mining methods ................................................................................................................................. 55 13.1 Requirements for stripping, underground development and backfilling .................................... 57 13.2 Mine equipment, machinery and personnel ............................................................................. 60 13.3 Final mine outline .................................................................................................................... 62 14 Processing and recovery methods ..................................................................................................... 63 15 Infrastructure ...................................................................................................................................... 65 16 Market studies ................................................................................................................................... 69 17 Environmental studies, permitting plans, negotiations, or agreements with local individuals or groups ............................................................................................................................................................... 70 17.1 Permitting ................................................................................................................................ 70 17.2 Requirements and plans for waste tailings disposal, site monitoring and water management .. 72 17.3 Socio-economic impacts .......................................................................................................... 73 17.4 Mine closure and reclamation .................................................................................................. 74 17.5 Qualified Person's opinion on adequacy of current plans ......................................................... 75 17.6 Commitments to ensure local procurement and hiring ............................................................. 75 18 Capital and operating costs ................................................................................................................ 75 18.1 Capital and operating costs ..................................................................................................... 75 18.2 Risk assessment ..................................................................................................................... 75 19 Economic analysis ............................................................................................................................. 76 19.1 Key assumptions, parameters and methods ............................................................................ 76 19.2 Results of economic analysis................................................................................................... 76 19.3 Sensitivity analysis .................................................................................................................. 77 AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 8 20 Adjacent properties ............................................................................................................................ 77 21 Other relevant data and information ................................................................................................... 77 21.1 Inclusive Mineral Resource ...................................................................................................... 77 21.2 Inclusive Mineral Resource by-products .................................................................................. 78 21.3 Mineral Reserve by-products ................................................................................................... 78 21.4 Inferred Mineral Resource in annual Mineral Reserve design .................................................. 79 21.5 Additional relevant information ................................................................................................. 79 21.6 Certificate of Qualified Person(s) ............................................................................................. 80 22 Interpretation and conclusions ........................................................................................................... 81 23 Recommendations ............................................................................................................................. 82 24 References ........................................................................................................................................ 82 24.1 References .............................................................................................................................. 82 24.2 Mining terms ............................................................................................................................ 83 25 Reliance on information provided by the Registrant ........................................................................... 86 List of Figures Tropicana project tenements and location map ....................................................................................... 10 Schematic view of the TGM ore bodies with open pit and underground infrastructure............................. 11 Cross section of the geological block model showing typical architecture of mineralisation and other main geological zones ..................................................................................................................................... 12 Tropicana Gold Mine infrastructure map ................................................................................................. 16 Mining tenement summary report M39-1096 ........................................................................................... 18 Geological map of the Yilgarn Craton and the Albany-Fraser orogen, showing the location of the Tropicana gold deposit (Blenkinsop and Doyle, 2014) ............................................................................ 21 NW-SE geological cross section through the Havana ore body .............................................................. 23 Schematic long section of the Tropicana Gold Mine showing significant mineralised zones and exploration drillhole intercepts. ................................................................................................................ 23 Drillhole location map for the main Tropicana deposits ........................................................................... 27 Cross section facing north, Boston Shaker northing 144,520mN showing BS03 open pit shell, exploration and Mineral Resource development drilling and gold assays .................................................................. 28 Hydrogeological map of the paleochannel at TGM .................................................................................. 29 Representative cross section of stratigraphic units ................................................................................. 31 Stereonet visualiation of large structures ................................................................................................ 31 Structural fabric from core logs and line scans ........................................................................................ 32 RC field duplicate sample weight analysis .............................................................................................. 35 Downhole surface RC recovery analysis ................................................................................................. 35 Metallurgical Recovery (%) (plant assayed) ............................................................................................ 41 Tropicana inclusive Mineral Resource gold grade and tonnage curve (surface) ...................................... 45 Tropicana inclusive Mineral Resource gold grade and tonnage curve (underground) ............................. 46 Monthly underground development metres achieved and average overbreak recorded for the previous 12 months .................................................................................................................................................... 50 Dilution performance per stope and average dilution .............................................................................. 51

AngloGold Ashanti Tropicana - 31 December 2021

Recovery performance per stope and average tonnes recovery 51
Oblique view of Reserve Pits 56
Typical mine design cross section..... 56
Typical cross section showing level spacing and design 57
A typical level layout for development is shown below for both Boston Shaker 3 (BS3) and Boston Shaker 4 (BS4), with stope outlines shown in purple..... 59
Typical Ground Support design..... 60
Long Section – final open pit Mine design..... 62
Plan View – Mineral Reserve open pit mine design (mine grid 1000m grid) 62
Location of the underground Mineral Reserve in green and the LOM in red..... 63
Aerial view of the Processing Plant and Office area 64
Process plant flow sheet 64
Miningwal trough water bore field location relative to the mine..... 65
Kamikazi Water Bore Field location relative to the mine..... 66
TSF Design..... 67
TGM Accommodation Village..... 68
Site Plan 69
Tropicana tailings storage facility and waste landforms (mine grid 1000m grid) 73

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1 Executive Summary

1.1 Property description including mineral rights

Tropicana Gold Mine (TGM) is a currently operating gold mine, and is a production stage property, that produces gold bearing ore from a number of open pits named from north-to-south; Boston Shaker, Tropicana, Havana and Havana South, and from an underground mine beneath the Boston Shaker pit. The project is operated as a joint operation between AngloGold Ashanti (70%, Manager and Operator), and AFB Resources Pty Ltd a subsidiary of Regis Resources Ltd (30%).

Tropicana is located 330km northeast of Kalgoorlie and 200km east of Laverton, Western Australia (WA) at co-ordinates 6,762,000mN, 650,000E as measured using MGA51 (Map Grid of Australia, Zone 51).

Tropicana project tenements and location map




LEGEND
Group_Reports
C050/2012 Tropicana West
C066/2017 Tropicana Group 7
C154/2002 Tropicana Group 1
Active Tracks
Lake Rason
Cape Marten
Shark Ra
Lindsay Hill
Pleiades Lakes
Plumridge Lakes Nature Reserve
Gwynne Ck
Plumridge Lakes
Dry lake
Fifty Mile Claypan
HAUL ROAD
PNC BASELINE
ANGLOGOLD ASHANTI
REGIS RESOURCES LTD
1:750,000
Printed on A4
GDA1994,MGA Z51
0 5 10 20 Km
N
Tropicana Joint Venture
Tenements and Surrounding Areas
Date:01/12/2021
Author: M. Pincus

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Open pit mining began during 2012 with first gold production occurring during September 2013. Tropicana reached the 3Moz produced milestone during the first quarter of 2020. Underground mining commenced in 2019 at Boston Shaker after a positive Feasibility Study (FS). First stoping occurred in June 2020 and the mine achieved commercial production in September 2020. The underground mine is expected to be a significant contributor to the production profile going forward.

Tropicana Gold Mine (TGM) has security of tenure for all current exploration licences and for the mining lease that covers its future Mineral Reserve. The mining lease is M39/1096 and is valid from 11 March 2015 to 10 March 2036 covering a total area of 27,228ha.

Tropicana Gold Mine is a relatively new operation, commencing in 2012. The registrant has constructed a processing plant, several large open pits, and an operating underground mine. The exploration activities continue with the aim of extending both the open pit and underground operations, either through depth extensions of the currently known ore bodies, or through the discovery of new ore bodies. The property and infrastructure are in good condition, with regular site work and maintenance carried out to ensure the condition is upheld.

1.2 Ownership

M39/1096 is a mining lease issued by the Department of Mineral Resources and Safety (DMIRS) under the Western Australian Mining Act 1978. The mining lease is currently held by joint holders AngloGold Ashanti Australia Limited (70%) and IGO Limited (30%).

In April 2021 IGO Limited sold its 30% equity in the Tropicana joint operation to AFB Resources Pty Ltd, a subsidiary of Regis Resources Ltd. The sale process is beyond the control of AngloGold Ashanti Australia and at this time the documentation to transfer any tenement title equity from IGO Limited to Regis Resources Ltd is not publicly registered at the DMIRS.

The Tropicana Gold Mine is owned by the Tropicana joint operation and operated by AngloGold Ashanti Ltd.

1.3 Geology and mineralisation

Tropicana lies east of a major tectonic suture between the Yilgarn Craton and the Proterozoic Albany-Fraser Orogen that extends over 700km. The gold deposit is hosted in Archaean gneissic metamorphic rocks which are interpreted to have been tectonically reworked during multiple orogenic events.

The Tropicana gold deposit is comprised of multiple orebodies (Boston Shaker, Tropicana, Havana and Havana South) in a northeast-trending mineralised corridor, approximately 1.2km wide and 5km long, that has been tested to a vertical depth of more than 1,200m. The deposit is hosted in a quartz-feldspathic gneiss.

Schematic view of the TGM ore bodies with open pit and underground infrastructure


North
Havana South
Havana
Havana Pit Stages (yet to be completed)
Tropicana
Boston Shaker
Developed underground infrastructure
Planned underground infrastructure
0.3g/t Au mineralised envelope
>3g/t Au mineralised zone

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The mineralisation is typically found in two zones which are called the hangingwall and footwall lode within the quartz-feldspathic gneiss. They dip at an angle of 35 degrees to the east, sub-parallel to the gneissic fabric of the country rock. The mineralised zones pinch and swell along strike and down dip and range from 5m to 50m thick with the thickest parts often coinciding where the zones converge.

Cross section of the geological block model showing typical architecture of mineralisation and other main geological zones


Havana Open Pit
Transported Cover
Mineralised Zones
Garnet Bearing Gneiss
Barren Intrusive
Quartzo-Feldspathic Gneiss (country rock)
East

Mineralisation is accompanied by pyrite (2% to 8%) with accessory pyrrhotite, chalcopyrite and other minor sulphides and tellurides. The gold mineralisation is related to shear planes that postdate the main gneissic fabric developed during peak granulite-facies metamorphism.

1.4 Status of exploration, development and operations

The Tropicana joint operation is being actively mined by open pit and underground mining methods. There is a continuous exploration program which supports the addition and conversion of Mineral Resource for Mineral Reserve estimation. Tropicana underground is currently being developed and the Havana underground is currently being evaluated in a Pre-Feasibility study (PFS).

1.5 Mining methods

The Tropicana Mineral Reserve is extracted in both open pit and underground mines. Mining activities at both are undertaken by Macmahon, in an alliance partnership with AngloGold Ashanti.

Open pit mining is undertaken using conventional open cut, drill and blast, followed by truck and excavator methods to develop the deposits (Havana and Boston Shaker). The total annual movement of ore and waste is approximately 91Mtpa.

Underground mining uses mechanised jumbo development and open stoping methods. At peak, annual production from underground is planned to reach 1.4Mt of ore.

1.6 Mineral processing

The processing plant has a capacity of 9.3Mtpa. The crushing circuit consists of a primary gyratory crusher, feeding a set of secondary cone crushers and tertiary rolls crushers (HPGR). A 14MW Ball mill and 6MW Ball mill in parallel completes the grinding circuit. A CIL circuit is used to extract the gold from the ore, and a standard Anglo American Research Laboratories (AARL) elution and recovery systems is used to form gold bars.

The power provider, Kalgoorlie Power Systems (KPS), has built a dedicated power station consisting of a combination of diesel and gas powered generators with a capacity of 48.5MW

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1.7 Mineral Resource and Mineral Reserve estimates

Exclusive Measured and Indicated Mineral Resource as at 31 December 2021 are 34.4Mt @ 1.12g/t for 1.23Moz at 100%. Inferred Mineral Resource stands at 23.8Mt @ 2.57g/t for 1.96Moz at 70%.

The exclusive Mineral Resource is comprised of 79% underground, 15% open pit and 6% marginal and mineralised waste stockpiles.

The proportion of exclusive Mineral Resource in the underground which is classified as Measured and Indicated Mineral Resource is 18%. This material fails to meet the cut-off grade at the Mineral Reserve gold price. The remainder of the exclusive Mineral Resource found in the underground is Inferred Mineral Resource and has not been included in the Mineral Reserve estimation. This makes up 61% of the exclusive Mineral Resource and is located predominately in Boston Shaker and Havana.

The proportion of open pit Measured and Indicated Mineral Resource which is exclusive to the Mineral Reserve is 14%. The majority of this is contained in the Havana South shell which fails to meet the Mineral Reserve at current gold prices with the rest being comprised of marginal and mineralised waste grade material within the pit designs. The remaining 1% within the open pits is Inferred Mineral Resource which has not been included in the Mineral Reserve.

Exclusive gold Mineral Resource estimate (attributable, 70%)

Tropicana		Tonnes	Grade	Contained gold	
as at 31 December 2021	Category	Million	g/t	tonnes	Moz
	Measured	17.76	0.99	17.67	0.57
	Indicated	16.63	1.25	20.73	0.67
	Measured & Indicated	34.39	1.12	38.40	1.23
	Inferred	23.78	2.57	61.02	1.96

The Tropicana Mineral Reserve Estimate Totals (at 70% attributable) 30.15Mt at 1.72g/t for 1.67Moz. The source of the Mineral Reserve is comprised of 14% underground material, 15% Stockpile, and 71% open pit. The proportion of the Mineral Reserve that is Proven Mineral Reserve is 47%, and 53% Probable Mineral Reserve.

Gold Mineral Reserve estimate (attributable, 70%)

Tropicana		Tonnes	Grade	Contained gold	
as at 31 December 2021	Category	million	g/t	tonnes	Moz
	Proven	14.24	1.41	20.14	0.65
	Probable	15.91	1.99	31.70	1.02
	Total	30.15	1.72	51.84	1.67

1.8 Summary capital and operating cost estimates

The surface and underground mining costs are developed from the operating budget and mine plan, in turn derived from the annual rate review with the mining contractor. These costs include equipment costs, hourly operating costs including labour, and fixed costs for all open pit mining operations.

The processing cost includes operating costs based on reagents, power, overheads, and maintenance.

The general and administration costs include site management, safety and administration.

1.9 Permitting requirements

Permitting to cause any disturbance, including mining, must be in accordance with the current 40 conditions and ten endorsements issued by the Department at the grant of the mining lease, and as varied by DMIRS from time to time.

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TGM is subject to approvals under the:

- Western Australian (WA) Environmental Protection Act 1986;
- WA Mining Act 1978;
- WA Rights in Water and Irrigation Act 1914;
- Commonwealth Environmental Protection and Biodiversity Conservation Act 1999 and a number of other subsidiary Western Australian legislation.

The project commenced the state and federal Environmental Impact Assessment (EIA) process in 2008. The project assessment was set by the WA Environmental Protection Authority as a Public Environmental Review with an eight week public consultation period. It was agreed by the federal Department of the Environment, Water, Heritage and Arts that the Bilateral Agreement between WA and the Commonwealth should be used to assess the project.

The Public Environmental Review EIA document was released to the public between September and November 2009. The WA Minister for the Environment approved the project in September 2010. The Commonwealth EIA process was completed in December 2010.

Between 2011 and 2013, significant progress was made on the secondary approvals associated with the WA Mining Act, Environmental Protection Act and the Rights in Water and Irrigation Act. Work continued in 2013 to obtain the required secondary approvals to construct and operate the mine. During 2014 an amendment was obtained for the expansion of the process water supply borefield and other changes to the key characteristics table within the TGM WA Ministerial Approval. In addition, a Consolidated Mining Proposal (consolidating all mining proposals for the operational areas into a single approval document under the Mining Act) was obtained that also resulted in a single mining tenement for the operational area. During the period from 2015 to 2020 several additional approvals, and amendments to existing approvals, have been obtained that relate to process plant optimisation, increased waste rock landform heights and footprint, underground mining, backfilling of open pits, water supply and additional supporting infrastructure.

1.10 Conclusions and recommendations

The Tropicana Mineral Resource estimate is based on a well-managed exploration program with good quality data used to build a robust model for Mineral Reserve estimation. The geological interpretation and estimation is continually evolving as more drilling, coupled with open pit and underground mapping information becomes available. The Mineral Resource is also refined in response to grade control and processing plant reconciliation. In the opinion of the QP, the inputs for the geological domaining, exploratory data analysis, management of high-grade outlier samples via top-cutting, estimation, change of support modelling and classification are all completed to an acceptable level which is at least to industry standard.

The QPs are not aware of any environmental, permitting, legal, title, socioeconomic, marketing, metallurgical, fiscal, or other relevant factors, that could materially affect the Mineral Resource estimate.

The Tropicana Mineral Reserve is compiled in accordance with AngloGold Ashanti Guidelines for the Reporting of Exploration Results, Mineral Resource and Ore Reserve, and the S-K 1300 requirements of the US Securities and Exchange Commission (SEC). No fatal flaws have been identified during internal peer reviews, and external audit.

2 Introduction

2.1 Disclose registrant

The Registrant for whom the report is prepared for is AngloGold Ashanti Ltd.

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AngloGold Ashanti Tropicana - 31 December 2021

2.2 Terms of reference and purpose for which this Technical Report Summary was prepared

This Technical Report Summary has been prepared to report Mineral Resource and Mineral Reserve at the Tropicana Gold Mine in Western Australia. The Mineral Resource and Mineral Reserve are quoted as at 31 December 2021.

Terms of reference are following AngloGold Ashanti Guidelines for the Reporting of Exploration Results, Mineral Resource and Ore Reserve and based on public reporting requirements as per regulation S-K 1300. Although the term Mineral Reserve is used throughout S-K 1300 and this document, it is recognised that the term Ore Reserve is synonymous with Mineral Reserve. AngloGold Ashanti uses Ore Reserve in its internal reporting.

The Technical Report Summary aims to reduce complexity and therefore does not include large amounts of technical or other project data, either in the report or as appendices to the report, as stipulated in Subpart 229.1300 and 1301, Disclosure by Registrants Engaged in Mining Operations and 229.601 (Item 601) Exhibits, and General Instructions. The qualified person must draft the summary to conform, to the extent practicable, with the plain English principles set forth in § 230.421 of this chapter. Should more detail be required they will be furnished on request.

The following should be noted in respect of the Technical Report Summary:

- All figures are expressed on an attributable basis unless otherwise indicated
- Unless otherwise stated, $ or dollar refers to United States dollars
- AUD refers to Australian dollars
- Group and company are used interchangeably
- Mine, operation, business unit and property are used interchangeably
- Rounding off of numbers may result in computational discrepancies
- To reflect that the figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, content for gold to two decimals and copper, content with no decimals
- Metric tonnes (t) are used throughout this report and all ounces are Troy ounces
- Abbreviations used in this report: gold – Au and silver - Ag
- The reference co-ordinate system used for the location of properties as well as infrastructure and licences maps / plans are latitude longitude geographic co-ordinates in various formats, or relevant Universal Transverse Mercator (UTM) projection.

The Mineral Reserve is a subset of the Business Planning process which generates the mine's budget. AngloGold Ashanti requires that the Mineral Reserve that is an outcome of this process is generated at a minimum of a Pre-Feasibility Study (PFS) level.

2.3 Sources of information and data contained in the report / used in its preparation

All sources of information disclosed and used to report the Mineral Resource and Mineral Reserve in the Technical Report Summary have been collected by AngloGold Ashanti. Data sources include geological drillhole information, assays, interpretations and estimations of gold at the Tropicana Gold Mine.

Please see Section 25 for further reference material.

2.4 Qualified Person(s) site inspections

The Qualified Persons are site based and actively manage the Mineral Resource and Mineral Reserve processes.

2.5 Purpose of this report

This is first time reporting of the Technical Report Summary for this operation. There are no previously filed Technical Report Summaries for this operation. Reporting in this Technical Report Summary is related to Mineral Resource and Mineral Reserve. This report does not include exploration results.

30 March 2022 15

AngloGold Ashanti Tropicana - 31 December 2021

3 Property description

3.1 Location of the property

Tropicana Gold Mine is located within the Tropicana joint operation tenements. The Tropicana Gold Mine mining leases are located approximately 330 kilometres northeast of Kalgoorlie and 200km east of Laverton, Western Australia at co-ordinates 6,762,000mN, 650,000E as measured using MGA51 (Map Grid of Australia, Zone 51). Access is by road from Kalgoorlie, or by flight.

Tropicana Gold Mine infrastructure map



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30 March 2022

16

AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 17 Australia is a stable mining jurisdiction with little sovereign risk (“AAA” sovereign rating by major rating agencies) to the project. In terms of political risk, credit insurer Coface analyses the risk of default on short-term trading transactions for companies operating in 160 different countries and Australia has a Coface Country Rating: A2 - the political and economic situation is good. Australia has a federal legal system. Therefore, the regulation of environmental issues occurs at each of the Commonwealth, state and local government levels. The Commonwealth has a significant role in regulating matters of national environmental significance. However, primary responsibility for the regulation of land use and the environment remains with Australia's states and territories. Each Australian state (New South Wales (NSW), Queensland, South Australia, Victoria, Western Australia and Tasmania) has passed legislation and has policies regulating: • Land use planning and approval • Development • Pollution and waste management • Heritage • Environmental impact and licensing • Contamination • Water • Native vegetation and biodiversity • Mining and petroleum The state laws vary in form and substance. However, they all establish regimes of land use planning for development, involving the assessment of cumulative impacts of development and the protection of biodiversity. Each state's regime reflects common themes such as ''ecologically sustainable development'' and the ''polluter pays'' principle. Each state typically has a primary statute under which a project's environmental impact is assessed and approved. Typically, this legislation is administered by a government minister and supported by a department or other regulatory body. In addition, the project will generally require a range of other approvals or permits under other state legislation, depending on the nature of the project and its impact on the environment. For example, each state has ''pollution control'' legislation, which applies generally to every activity and project. In addition, mining and petroleum projects are typically subject to additional specific legislative regimes. Typically, ''open standing'' or ''relaxed standing'' provisions are available under state legislation to allow a wide range of claimants to take civil enforcement action in respect of breaches of the legislation. State legislation typically establishes specialist courts and tribunals to hear matters relating to environment and planning. These courts and tribunals typically employ technical specialists to determine (or assist judges in determining) matters. Criminal proceedings can also take place in certain circumstances, although leave of the court or of the relevant regulator will normally be required. A breach of state environmental or planning legislation is usually a criminal offence, attracting a substantial penalty and potentially imprisonment. Additional regulatory powers, such as the ability to issue ''clean-up'' notices and ''stop work'' orders are also available. The legislation also gives the courts powers to impose forms of sentencing that are designed to make the offence public, to produce an environmental benefit or to recover financial benefits obtained as a result of the offence. AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 18 Australia is also party to a large number of international conventions and agreements regarding environmental issues. 3.2 Area of the property The TGM lease covers a total area of 27,228ha. 3.3 Legal aspects (including environmental liabilities) and permitting The Mineral Reserve is located within mining lease M39/1096. The mining lease is in good standing and is valid from 11 March 2015 to March 2036 covering a total area of 27,228 hectares. A mining tenement register search for mining lease M39/1096 details the tenement containing the Tropicana Gold Mine. Mining tenement summary report M39-1096 TGM is a joint operation between AngloGold Ashanti Australia Limited and AFB Resources Pty Ltd. (Regis), (AngloGold Ashanti : Regis, 70:30). AngloGold Ashanti is the manager of the joint operation. There is no known heritage or environmental impediments over the leases where significant results were received. The tenure is secure at the time of reporting. No known impediments exist to operate in the area. TGM has security of tenure for all current exploration licences and the mining lease that covers its future Mineral Reserve. There are no material issues relating to native title or heritage, historical sites, wilderness or national parks, or environmental settings. The mining lease M39/1096 is valid from 11 March 2015 to 10 March 2036. AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 19 All permits required for operation of the mine are in place and no legal proceedings are known to affect the rights to mine. All permits required for operation of the mine are in place. 3.4 Agreements, royalties and liabilities A 2.5% state government royalty is payable quarterly on revenue. The mining lease is currently held by joint holders AngloGold Ashanti Australia Limited (70%) and IGO Limited (30%). In April 2021 IGO Limited sold its 30% equity in the Tropicana joint operation to AFB Resources Pty Ltd a subsidiary of Regis Resources Ltd. The sale process is beyond the control of AngloGold Ashanti Australia and at this time the documentation to transfer any tenement title equity from IGO Limited to Regis Resources Ltd is not yet publicly registered at the DMIRS. 4 Accessibility, climate, local resources, infrastructure and physiography 4.1 Property description Tropicana Gold Mine is located within the Tropicana joint operation tenements (AngloGold Ashanti 70%, AFB Resources Pty Ltd a subsidiary of Regis Resources Ltd 30%). The Tropicana Gold Mine mining leases are located approximately 330 kilometres northeast of Kalgoorlie and 200km east of Laverton; 900km northeast of Perth. Access is by road from Kalgoorlie, or by flight. The workforce for Tropicana is fly-in-fly- out from Kalgoorlie and Perth. Tropicana is in an arid climate and experiences temperatures from 0-48 degrees over the course of a year. Water for the site comes from a series of borefields and potable water is processed on-site from the Kamikaze borefield via a reverse osmosis plant. The Mineral Reserve is located within mining lease M39/1096. The mining Lease is in good standing and lease M39/1096 is valid from 11 March 2015 to March 2036 covering a total area of 27,228 hectares. The previous 31 mining leases comprising the 27,228 hectares (including previously quoted M39/980, M39/981, M39/982 and M39/1052) were conditionally surrendered in favour of the grant single mining lease M39/1096 on 11 March 2015 for 21 years with all existing rights and obligations preserved. This process was completed with the cooperation of the Department of Mines and Petroleum. Subsequent renewals are at the discretion of the Minister for Mines. The mining tenement register search (mining lease 39/1096) shows all the tenements under the Tropicana Gold Mine. Power is generated on-site by a combination of diesel generators and gas (pipeline) generators. The Tropicana Gold Mine is an ongoing operation and as such TSF, waste dump and process plant already exist and permitted within current mining lease. 5 History Tropicana is the first ore deposit to be discovered and developed in this remote area of Western Australia. AngloGold Ashanti Australia Limited entered into a joint operation with IGO in 2002. The main exploration target of interest was an untested gold-in-soil anomaly evident in historical Western Mining Corporation (WMC) data, reported in West Australian State Government Department of Industry and Resources (now Department of Mines Industry Regulation and Safety) open file reports. Broad spaced, first pass aircore drilling (1km x 200m) in late 2002, over the peak of the WMC soil anomaly returned several encouraging results including 1 m @ 2.15 grams per tonne (g/t) gold and 7m @ 2.04g/t. Due to budget constraints, only limited aircore drilling was carried out in 2003 and 2004; however, results from this work were considered encouraging enough to justify drilling five diamond (DD) holes in late 2004. The best result from this DD program was 13m @ 1.7g/t. Follow-up DD drilling in mid-2005, focussed on AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 20 targeting areas of significant aircore results associated with magnetic lows. Of the five holes drilled in this program, three intersected significant mineralisation with standout results of 10m @ 4.1g/t and 19m @ 4.7g/t. These results indicated significant higher-grade mineralisation present at Tropicana and led to a ramp up in drilling with a reverse circulation (RC) rig starting in October 2005. By the end of 2005 significant mineralisation had been identified in broad spaced RC and DD drilling over a strike length of 1km at what would eventually become the Tropicana open pit. Aircore drilling on 200m x 200m centres in the first quarter of 2006 identified the Havana zone. Follow-up RC and DD drilling on a 200m x 100 m spaced pattern identified potentially economic mineralisation over a 1.5km strike length. Further drilling of the project identified the Havana South and Boston Shaker zones to the south and north, respectively. These discoveries extended the strike length of the mineralisation at Tropicana to approximately 5km. Subsequent infill drilling has identified several higher-grade shoots at each of the zones. The project was subject to numerous studies leading up to project approval, each based on a progressively increased density and extent of drilling. An initial Concept Study was followed by two phases of PFS; an initial PFS, followed by an enhanced PFS Study (EPFS) to refine processing options, and improve project economics with an increased Mineral Resource base. The project was approved for construction in November 2010. Ongoing drilling activity at the now established TGM continues to infill and extend drill hole coverage and define extensions to the Mineral Resource. A significant milestone achieved in 2019 was the commencement of the Boston Shaker underground mine following definition of suitable Mineral Resource by drilling through 2016 through to the completion of the FS in 2018. Drilling is now focussed on extending potential underground Mineral Resource down-dip from the Tropicana and Havana open pits. All drilling at Tropicana is planned and managed by AngloGold Ashanti Australia Limited geologists. Regional soil sampling took place in the 1990's by WMC Resources in pursuit of nickel mineralisation. The low-level gold anomaly in the soils which sat over the Tropicana deposit was not followed up until the formation of the joint operation with IGO in 2002. Since production began in 2013 the Tropicana Mineral Resource estimates have reconciled within the expected tolerances for the Mineral Resource classification with grade control estimates and mill production. Mine to mill reconciliations are typically within 1% over annual production periods. Historical Mineral Reserve has reconciled within the expected tolerances of the classified Mineral Resource Estimate. Historical production reconciliation Year Reconciliation Entity 2018 2019 2020 2021 Mineral Resource Model (oz) 657,089 802,594 339,385 255,098 Grade Control Model (oz) 636,416 811,617 336,966 259,391 Percentage (%) 97 101 99 102 Year Reconciliation Entity 2018 2019 2020 2021 Mining Feed (oz) 524,266 581,558 489,687 424,631 Plant Accounted (oz) 534,791 571,731 469,216 420,740 Percentage (%) 102 98 96 99

AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 21 6 Geological setting, mineralisation and deposit 6.1 Geological setting The geological setting of the Tropicana deposit is well described in two recently published papers: Blenkinsop and Doyle, 2014 and Doyle et al., 2015. Tropicana lies east of a northeast trending magnetic feature, interpreted to be the major tectonic suture between the Yilgarn Craton and the Proterozoic Albany- Fraser Orogen that extends over 700km. The gold deposit is hosted in Archaean gneissic metamorphic rocks (ca. 2640Ma) that are ascribed to the Tropicana Domain of the Northern Foreland (Doyle et al., 2009; Blenkinsop and Doyle, 2014). The Northern Foreland is interpreted to have been tectonically reworked during multiple Neoarchaean (Blenkinsop and Doyle, 2014; Doyle et al., in prep) and Paleo-to Meso- Proterozoic orogenic events (Kirkland et al., 2011). The mineral deposit is unconformably overlain by Permian and Tertiary siltstone units, lithified conglomerate, pebbly sandstone and sandstone facies that are dominated by well-rounded quartz clasts that have undergone significant reworking in a fluvial setting prior to deposition in channel environments. Cover sequences are generally 10m to 30 m thick and the mineral deposit is not exposed at surface. Geological map of the Yilgarn Craton and the Albany-Fraser orogen, showing the location of the Tropicana gold deposit (Blenkinsop and Doyle, 2014) AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 22 The Tropicana gold deposit is comprised of multiple orebodies (Boston Shaker, Tropicana, Havana and Havana South) in a northeast-trending mineralised corridor, approximately 1.2km wide and 5km long, that has been tested to a vertical depth of more than 1,200m. The mineralised zones are hosted predominantly in quartz-feldspathic gneiss with a garnet-gneiss dominated hangingwall package. The orebodies typically comprise a hangingwall and footwall lode which range in thickness between 5m and 50m and pinch and swell along strike and down dip. Mineralisation within the quartz-feldspathic gneiss is characterised by intense hydrothermal alteration assemblages of biotite with lesser sericite accompanied by gold bearing pyrite (2% to 8%) with accessory pyrrhotite, chalcopyrite and other minor sulphides and tellurides. The gold mineralisation is related to shear planes that postdate the main gneissic fabric developed during peak granulite-facies metamorphism. Higher gold grades are associated with domains of mosaic breccia, solution fabrics and veinlets defined by biotite-pyrite-sericite assemblages. Visible gold is rare but occasionally occurrences are identifiable in intercepts of greater than 30g/t in 1m composite assay. 6.2 Geological model and data density The geology model is based primarily upon measurements and observations made from the drill hole data set, with validations and additional observations made from the open pit and underground mining exposures. The mineral deposit is hosted within a sequence of quartzo-feldspathic units. The general strike of the deposit is to the northeast, with mineralisation dipping moderately at approximately 35 degrees to the southeast. The mineralised zones are laterally extensive along strike and down-dip and range from a few metres to 30m true thickness. The downdip extension of the mineralised zone, and the definition of the higher-grade shoots are important aspects of the ongoing exploration program. The along strike continuation beyond the known deposit is also a focus. A garnet gneiss facies association dominates the immediate hangingwall of the mineralised zones. Chert and former ferruginous chert units (meta-sedimentary facies association) are interleaved with the garnet gneiss and locally occur at the base of the stratigraphic horizon and can be important as marker horizons located close to the top of the mineralised zone. The top of the footwall package is taken as the first appearance of garnet gneiss, amphibolite or granulite. The mineral deposit and immediate host rocks are locally cross-cut by barren basalt and dolerite dykes that are interpreted as part of the ca. 1210 Ma Gnowangerup-Fraser Dyke Suite (Doyle et al., 2007). Numerous large scale geological structures distort and offset the mineralisation between and within the main mineralised zones and ongoing observation and measurement of these zones to continually improve the geology model is a key focus. At Tropicana, an open pit Measured Mineral Resource is defined by an approximate drill hole spacing of 25m x 25m, Indicated Mineral Resource at approximately 50m x 50m, and an Inferred Mineral Resource at approximately 100m x 100m spacing. For underground Mineral Resource, Measured and Inferred Mineral Resource status is defined by the same drill hole spacings as for open pit, but underground Indicated Mineral Resource require a slightly closer spacing of 50m x 25m. Drill hole spacing on sections, and between sections, typically range from 25m x 25m to 100m x 100m. The majority of the open pit Mineral Resource area has been drill tested at a nominal density of 50m x 50m with the spacing progressively closed up to 25m x 25m though infill drill campaigns to increase confidence as access allows. Open pit drilling is on a very close to regular grid. The underground Mineral Resource at Boston Shaker are drilled from surface to a spacing of 100m x 100m and 50m x 25m closer to the producing underground mine. Similarly, beneath the Havana pit, underground Mineral Resource is drilled from surface to a nominal spacing of 100m x 100m and closed in to 50m x 25m closer to the pit. underground Mineral Resource below the completed Tropicana pit is largely drilled to 100m x 100m, with an area close to the pit drilled from underground in 2021 to a spacing of 25m x 25m. The quality and quantity of information are considered sufficient to support the Mineral Resource statement. Grade control drilling is conducted at 12m x 12m in the open pit and 12.5m x 12.5m in the underground operations. AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 23 The down-dip continuation of the mineralised zones, and the definition of the higher-grade shoots are key aspects of the ongoing exploration program to delineate future Mineral Resource beneath the existing pits. The demonstrated continuity down-dip gives reasonably certainty of the expected depth of the mineralised zone, and integration of measurements and observations made in the producing pits and underground mine form input to targeting the higher-grade zones. The along strike continuation of mineralisation beyond the known deposit requires ongoing understanding of complex structural controls to the north and south of the mine, which may have segmented, rotated and offset mineralisation away from the main trend. NW-SE geological cross section through the Havana ore body Schematic long section of the Tropicana Gold Mine showing significant mineralised zones and exploration drillhole intercepts. 6.3 Mineralisation Gold is the main mineral present, with only minor amounts of other metals such as copper and silver. Gold distribution is of a fine grained predominantly non-visible style of low to moderate variability in a range of 0.3g/t to 5g/t. Locally, much higher grades exist, and rare visible gold occurs in especially high-grade drill hole samples, leading to locally increased variability of gold distribution. Sulphur is a useful predictor of plant performance, and its distribution is modelled separately from gold. In general sulphur concentration is low but increases locally to levels of interest for optimising plant performance. The Tropicana deposit comprises a mineralised zone up to 30m thick, hosted predominantly in quartzo- feldspathic gneiss with a garnet-gneiss dominated hangingwall package. AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 24 The mineralised lodes comprise multiple stacked higher-grade (approximately 3g/t) lenses within a lower grade (approximately 0.3g/t) envelope. Within the mineralised zone, biotite and sericite with gold-bearing pyrite replaces metamorphic mafic minerals and feldspar. Higher gold grades are associated with domains of mosaic breccia, solution fabrics and veinlets defined by biotite-pyrite-sericite assemblages. Visible gold occurrences are identifiable in intercepts of greater than 30g/t in 1m composite assays. Visible gold is localised on sericite fractures that overprint earlier biotite-pyrite mineralisation (Doyle et al, 2007 and 2009, Blenkinsop and Doyle, submitted). Single high-grade lenses and their medium-grade halos locally converge to form thicker, composite mineralised zones. Strong to moderate biotite-sericite alteration spatially and temporally related to gold mineralisation is ascribed to a hydrothermal alteration event that post-dates the metamorphic thermal maximum. 7 Exploration 7.1 Nature and extent of relevant exploration work The Tropicana joint operation conducts all exploration activities to convert and extend the Mineral Resource at Tropicana. Drilling activities are conducted using RC techniques for Mineral Resource conversion drilling and DD core drilling for deeper extensional exploration. Exploration and data acquisition for the Mineral Resource area is dominated by RC and DD core drilling. The quality of information retrieved from the drilling and sampling process is underpinned by stringent procedures and protocols, based on industry best practice and carried out by suitably qualified, experienced and trained staff employed by AngloGold Ashanti, or their contractors. The measurements and observations made from the data are accurately recorded, using electronic systems linked to the secure site database and cover a suite of information which provides adequate detail for geological modelling and grade estimation. Confidence in the data is very high overall. Where there is lower confidence, comments are clearly attached to the record and stored in the database. Data is abundant enough to allow spurious results to be removed from the geology model and grade estimation process if required, without materially impacting the result. All datasets include relevant meta data and are attached to a unique sample number or unique hole number and depth interval or spatial location. The Tropicana joint operation covers a total area of 27,228ha. Exploration relevant to the update of Mineral Resource and Mineral Reserve occur within the mining lease M39/1096. Regional exploration does take place within the tenement package but is too early to report as a Mineral Resource. AngloGold Ashanti uses various software programs to collect the different forms of drilling data obtained during exploration. The main packages are from Microsoft (SQL Server and Access), Maptek Pty Ltd. (Vulcan)™, Micromine Pty Limited (Micromine™, Geobank™), Seequent Geo Limited™, Maxwell Services Limited (DataShed™). The database is managed with Microsoft SQL Server™ and Maxwell’s DataShed. DataShed was developed as a front-end interface to MS Access or SQL Server. Drilling data are captured in the field directly into handheld devices such as Toughbook™ or laptop computers with Geobank™ software. Daily drilling forms (Plods) are completed by the driller in hard copy and signed off by the geologist and entered into DataShed. Sampling, bulk densities, hardness and magnetic susceptibility (MagSus) readings are also recorded digitally into handheld devices. Up to end of 2015, the merging of logging data into the database was semi-automated via a file transfer program called dPipe™. Karjeni Pty Limited developed dPipe to facilitate the transfer of data from one format into another into SQL databases. This program has the ability to read a file to split, composite and append data into the desired format. From 2016, logging data is synchronised from Geobank™ directly into Datashed™, and field data, such as Real Time Kinetic (RTK) collar co-ordinates and downhole surveys are loaded via DataShed importers. Assay results received from the laboratories are emailed to geologists and stored on the server. Assay data files are loaded via DataShed importers, and loading procedures include QA/QC checks to ensure standards and blanks have returned acceptable results prior to acceptance of the data. Rigorous data validation procedures are in place to identify data issues. For the TGM database, importing and data manipulation tools, procedures and training of users is managed by an in-house data management team which forms a subset of the geology department. The Database is regularly backed up to secure AngloGold Ashanti servers.

AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 25 AngloGold Ashanti has carried out all the drilling within the Tropicana deposit. Upon commencing exploration activities, the deposit and region was unexplored for gold and no other relevant neighbouring projects exist. All interpretation of data and the geological history was performed and published by AngloGold Ashanti Geologists. No data or information from other parties or sources were used. The 2021 capitalised exploration plan focussed on Mineral Resource conversion drilling to improve confidence in the mine plan and some extensional drilling in the deeper parts of the mine. The Mineral Resource conversion drilling took place in Havana underground which sits below the final approved pit design. The purpose of this was to convert Inferred Mineral Resource to Indicated Mineral Resource in order to facilitate a Pre-Feasibility Study in 2022. This was a successful program. At Tropicana, the first stage of underground drilling took place in Q4 2020 and into Q1 2021 which focussed on drilling the first underground panel beneath the mined out open pit. This program successfully converted Inferred Mineral Resource to Indicated Mineral Resource and facilitated the maiden Mineral Reserve Estimate for Tropicana underground in 2021. Boston Shaker underground drilling focussed on deep exploration holes which targeted the northern and southern boundaries of the mineralisation in both mineralised zones (BS3 and BS4) to improve structural interpretation and domaining inputs for the Mineral Resource Estimate. Expensed exploration activities in 2021 also took place at Boston Shaker, Tropicana and Havana South to test depth extensions to known orebodies as well as exploring the regional tenement package. These drillholes were the first holes drilled into these areas and did not contribute to the Mineral Resource in 2021. At Boston Shaker 6 deep DD holes in the order of 200m down plunge of the known mineralisation were completed to test the extensional opportunities at Boston Shaker which proved successful with good zones of mineralisation being identified. At Tropicana, 5 DD holes were completed to test the extensional opportunities below the Mineral Reserve which were successful and confirmed the mineralisation continues at depth. At Havana South, 4 DD holes were completed to test the continuity of historic significant intercepts. The 2022 exploration plan follows a similar approach to 2021 with the capitalised exploration in the mine aiming to improve confidence by converting underground Inferred Mineral Resource to Indicated Mineral Resource for Mineral Reserve estimation. The main areas for conversion drilling are Boston Shaker, Tropicana and Havana North – all of which will form the underground Mineral Resource. Boston Shaker and Tropicana will be completed via underground DD from established drill platforms. The Havana North Inferred Mineral Resource will be drilled from surface. The expensed exploration plan for 2022 will be a combination of early-stage air core (AC) drilling targeting prospects identified through the target generation process. A regional drilling program will also be conducted at the Angel Eyes prosect which is 12km north of Boston Shaker. This program is designed to test and follow up exploration work over the previous 2 years which has generated a number of targets from geochemical and geophysical datasets. Non-drilling exploratory work will be conducted in the southern holding of the tenement package at the Sazerac and Bushwacker prospects. A Sub-Audio Magnetic (SAM) geophysical survey is planned at these prospects to map the bedrock and assist with identifying shear zones to aid target generation for 2023. 7.2 Drilling techniques and spacing RC drilling has been utilised to an average depth of 150m in the shallower, up-dip, western portions of the Mineral Resource and as pre-collars to DD holes. All RC drilling has been via face sampling hammer. DD drilling has predominantly been NQ2 with limited HQ2, HQ3 and PQ in the upper saprolite and for holes drilled for geotechnical and metallurgical purposes. The majority of DD holes have been drilled as tails to RC drilling. From 2011 many deeper holes were drilled with shorter RC pre-collars (approximately 60m), or HQ from surface to minimise deviation. All RC chips and DD drill cores have been geologically logged for lithology, regolith, mineralisation and alteration utilising AngloGold Ashanti’s standard logging code library. Cores are orientated as far as possible and are further logged for structural and geotechnical information. These data sets include all information relevant to the construction of geological models appropriate for Mineral Resource estimation, technical studies, mining studies and metallurgical studies. AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 26 Geological and geotechnical logging includes both quantitative measurements and qualitative observations. The quantitative interpretation of geological units and their boundaries is made by qualified geologists, trained in the local geology by experienced peers and recorded according to the applicable logging template and procedure. High resolution photos of both core and RC chips are taken and stored in the site database. Quantitative measurements are recorded according to specific procedures and the data also stored in the site database. The Mineral Resource area has 942,800m of DD core and RC drilling information. Of this, 862,400m is geologically logged, approximately 91%. All mineralised zones plus 30m either side are logged in every hole along with other zones of geological interest. The portion of unlogged material represents long intercepts of non-mineralised hangingwall material of holes targeting deep mineralisation in areas where the hangingwall geology has been thoroughly tested by previous drilling. All mineralised zones and 30m either side are assayed. In most cases the entire hole is assayed. Initially downhole surveying was predominately by Eastman™ single shot instruments prior to 2007. From the beginning of 2007, Surtron was contracted to provide downhole gyroscopic surveys for all drilling to ensure increased survey accuracy. All holes surveyed using the Eastman instrument were resurveyed by gyroscope. Surtron quotes an accuracy of 1 degree in azimuth and 0.2 degrees in dip for their gyroscopic surveys. The survey is recorded as the gyroscope is passed down the hole and is then checked on the way out. Any surveys which show a difference of greater than 1 degree between in-and-out runs are redone. A measurement is taken every 10m whereas initial camera shots are taken every 30m. Most holes are drilled toward the west, to intersect the east dipping mineralisation. Longer holes show a general swing to the north, which can become more pronounced when intersecting large structures. Accurate downhole surveys ensure confidence in the hole position despite deviation. In 2011 two issues were identified in down-hole surveys undertaken by Surtron Humphreys gyroscopes: • The starting azimuth was reading consistently high; and • Several of the tools in use were unable to detect significant changes in azimuth. Examination of historical data suggested that these issues dated back to May 2011 with a significant number of surveys affected. A resurvey programme of the 322 affected holes was conducted. All collars were resurveyed using a north seeking gyroscope (NSG), which measures azimuth in relation to true North. A total of 81 holes, representing less than 2% of the 4552 total number of RC and DD holes in the Mineral Resource were not fully surveyed gyroscopically due to hole collapse or other blockages. During 2015, Gyro Australia were contracted to provide downhole surveying services, collecting continuous gyroscope downhole surveys. During 2016 through to present, ABIMS have been contracted to provide downhole surveying services, collecting north seeking gyroscope downhole surveys and acoustic televiewer data. Details of average drill hole spacing and type in relation to Mineral Resource classification Category Spacing m (-x-) Type of drilling Diamond RC Blasthole Channel Other Measured 12x12, 25x25 Yes Yes - - - Indicated 50x25, 50x50 Yes Yes - - - Inferred 100x100 Yes Yes - - - Grade/ore control 12.5x12.5, 12x12 - Yes - - - 7.3 Results AngloGold Ashanti has elected not to provide drilling results for its operating mines as drilling at our Brownfields operations is generally to provide incremental additions, or conversions to already reported Mineral Resource and therefore they are not seen as material. AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 27 While these increase confidence in our Mineral Resource as well as add life of mine extensions, the incremental additions that occur on a yearly basis are not material to that operation or the company as a whole. In cases where the drilling projects are supporting a non-sustaining addition, these projects are commented on in the project section of the report (Section 1.4 and/or Section 7.1). In our major greenfield projects if any single drill result is considered material and may change the reported Mineral Resource significantly then it will be reported. This report is not being submitted in support of the disclosure of exploration results and therefore no disclosure of drilling or sample results is provided. 7.4 Locations of drill holes and other samples The image below shows the location of all of the drill collars that have been drilled and sampled associated with the main deposits. Drillhole location map for the main Tropicana deposits AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 28 Cross section facing north, Boston Shaker northing 144,520mN showing BS03 open pit shell, exploration and Mineral Resource development drilling and gold assays 7.5 Hydrogeology The sampling methods for groundwater parameters consist mostly of drilling large diameter production bores followed by bore development and airlift yields. This process includes hydrogeological logging and interpretation which in turn is followed by test pumping with observation bores (where practical) for aquifer parameters. The test pumping process consist of the following: • Stepped tests - four steps of one hour each with the following yields a) 1/3rd of Airlift yield b) 2/3rds of airlift yield c) airlift yield and d) 4/3rds of airlift yield. The data is then interpreted for constant rate tests and preliminary aquifer properties • Constant rate tests - based on Stepped Test recommended yield for at least 12 hours to 48 hours depending on the pump rate. Constraints in not doing long pump tests include the size of the sump that would accommodate the water from the production bore and the availability of a night shift if the pump test must be stopped overnight. The constant rate tests are used for calculating aquifer parameters. • Measurement of water level recoveries after pump testing. The recovery test data are used to verify the aquifer parameters as calculated during the constant rate tests Pump testing measurements are taken with industry standard electronic water level loggers and electronic flow meter loggers. Observation bores - two or three observation bores are used where the aquifer permeability allows the pump testing drawdown to reach the observation bores during pump testing. Interpretations - the pump testing interpretations are made by an experienced registered professional hydrogeologist at an external consulting company. Site aquifers - there are various aquifers at TGM that are being used for water supply, water recovery and mine dewatering. These are: • Kamikaze Aquifer, fully operational since 2019 - The full pump testing procedure (with observation bores) has been followed for the Kamikaze water supply borefield which consist of a single unconfined aquifer hosted in a paleochannel system up to a depth of 85m. A regular (monthly and

AngloGold Ashanti Tropicana - 31 December 2021

quarterly) water level monitoring and water quality sampling process has been maintained since the start of the borefield.

- Process water supply borefield (PWSB), fully operational since 2013 - the PWSB has been in operation since the start of the mine as the main water supply borefield. Several pump tests were done in this borefield during its construction by external consults. The borefield consist of several layers of fine sand, silt and clay to a depth of 300m. This aquifer spans several confined aquifers. This aquifer has been supplying the bulk of the process water to the mine since 2013. A regular (monthly and quarterly) water level monitoring and water quality sampling process has been maintained since the start of the borefield.
- Saprolite aquifer - this aquifer occurs spanning most of the active mining area (AMA) and is located in the shallow weathered profile on top of the fresh basement at varying but typical depths up to 35m below surface. This is one of the aquifers regularly intercepted by open pits at TGM and typically yield 20m^3/hour to 25m^3/hour to a large open pit. This is usually managed with inpit sumps and pumps and no dewatering bores are required for this aquifer. Pump testing has not been undertaken in this aquifer due to lack of yield in individual production bores.
- Fractured rock aquifer - this aquifer occurs spanning most of the AMA and is located in the fresh basement material associated with geological faults and shear zones. This aquifer is also regularly intercepted by open pit mining and the yield is included in the 20m^3/hour to 25m^3/hour reported by the open pits. This aquifer has been tested by pump testing where adequate yields were encountered.

Hydrogeological map of the paleochannel at TGM





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AngloGold Ashanti Tropicana - 31 December 2021

No laboratory tests have been undertaken for groundwater flow and aquifer parameters. All the site aquifer characterisation relies on drilling and pump testing data.

Water quality testing is carried out monthly and quarterly (with ad hoc testing if required). The samples are sent to a qualified National Association of Testing Authorities, Australia (NATA) accredited laboratory. Water samples are taking with reference to the regulatory required samples and the site licensing requirements.

A site wide water balance exists, and it is maintained on a monthly basis based on actual flow data from calibrated flow meters. The water balance is maintained in an industry standard software system for data storage, and it includes future scenario simulation for rainfall and flood risk events.

A site wide groundwater model based on the United States Geological Survey (USGS) Modflow ™ USG system is maintained for the whole site including the Tailings Dam, open pits and underground mining. This model includes a groundwater conceptual model, steady state calibration to existing monitoring data, transient calibrations up to date as well as several future predictive models and a preliminary closure model.

This model includes all the site aquifers and has been calibrated to observation bore water levels as well as flows from production bores and mining sumps. The main material assumption is that the current hydrogeological knowledge onsite is adequate to represent a simplified conceptual model and numerical flow model.

A site wide surface water model has been created and is based on data captured from the local site weather station as well as neighbouring and nearby town weather data. This model is used to predict rainfall intensities and durations as well as flood water volumes that may report to the operational area as well as the individual open pits. These predicted volumes are considered during water pumping infrastructure designs and flood management planning. The surface water model is updated yearly based on the yearly site aerial survey and any findings is scheduled into the short term mine plans for construction and maintenance. The main material assumption is that the current hydrological knowledge onsite is adequate to represent the TGM site surface water flow environment and characteristics.

7.6 Geotechnical testing and analysis

The Tropicana Operation comprises several open pits of various ages ranging from depleted and partially back filled, to extensions of current pits. In addition, Tropicana is currently producing ore from the Boston Shaker underground deposit, with the Tropicana underground deposit in the design phase. In general, as the deposits are close together and of similar geotechnical units, the deposits are not addressed individually, but grouped together. Orebodies are only highlighted where significant deviations from the grouped summary occur.

The geological, hydrogeological and geomechanical conditions in combination with the mining method causes different failure mechanisms that control the potential hazards, which drive the risks in each deposit. The ameliorative design is sensitive to certain types of information, therefore additional efforts are made to collect data that targets the relevant failure mechanisms.

This section presents each of the geotechnical design components focussing on the geological model, with the open pit and underground summary as separate paragraphs. Considering that detail on the geology is presented in the geology chapters of this report, only the geological detail of geotechnical importance are noted here.

From a geotechnical perspective the main stratigraphic units are the near surface saprolite (to a depth of approximately 35m), and a Gneissic sequence comprising a variety of lithologies of similar characteristics. The only significant geological boundary that has some impact on slope angles is the transition from the saprolite to fresh rock. Historically this transition has been found to be at consistent depth and has not presented major concerns. The location of this boundary was established in the Mineral Resource drilling and exposures in the existing pits.

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AngloGold Ashanti Tropicana - 31 December 2021

Representative cross section of stratigraphic units


TRANSPORTED
BOCO
200 RL
Hanging wall
Favourable Horizon
Footwall
0 RL
Ore zone
Saprolite
Pebbly sandstone
Basalt dyke
Garnet gneiss
Amphibolite
Meta Ferruginous chert
Quartzo-feldspathic gneiss

As the underground deposits are well below the weathering boundary, the geological model has little impact on the underground stopes as all the units are reasonably hard rock. The model used stems from the model provided by the geology team, however mapping and production drilling is used on site to reconcile against the model.

Stereonet visualiation of large structures


N
S
E
W
Symbol
TYPE
Quantity
Dykes
38
Salt Plane
12
Shears
71
Vector Count
121 (121 Entries)
Projection
Equal Angle

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AngloGold Ashanti Tropicana - 31 December 2021

The structural model has a major impact on the open pit and underground operations as there are several known faults and shear zones that greatly impact the performance of the excavations. These zones have been mapped and drilled by the geology team who produce regular local updates once new areas are exposed. In particular, the Salt and Lemon shear is sub parallel to the footwall in the open pits and drive the batter slope angles and achieved ramp width. As these faults and shears are mostly subparallel to the footwall or oblique, they generally do not impact the hangingwall slopes in a significant way.

Similar to the open pits, the faults and shears have a major impact on the development and stoping designs. Regular mapping and validation exercises are carried out to confirm their location, extent and orientation. These structures are incorporated into the underground design models and are also considered during reconciliation of completed, and design of new stopes and drives.

Structural fabric from core logs and line scans


0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
160
170
180
190
200
210
220
230
240
250
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270
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290
300
310
320
330
340
350
1m
2m
3m
Symbol
Set
Quantity
Color
Density Concentrations
Maximum Density
Contour Data
Contour Distribution
Counting Circle Size
Color
Dip
Dip Direction
Label
Mean Set Planes
Plot Mode
Vector Count
Hemisphere
Projection

Similar to the structural model, the rock mass model has a significant impact on the open pit slope angles as undercutting of the bedding and foliation often result in batter scale instabilities. The foliation is reconciled during geotechnical mapping and weekly inspections and significant deviations that can impact the design incorporated into design updates.

The foliation and bedding also have a significant impact on the size and shape of the stopes that can be achieved in combination with the proximity to the already discussed shear zones. Unlike the open pits however, the foliation and bedding represent a risk to stope performance but a much lower risk to access as ore drive ground support can be upgraded where needed to accommodate bedding. A large number of structural measurements are available and so the orientation range of the foliation and bedding is well known. There is local folding such as in the Tropicana UG deposit which is known from targeted drilling as well as mapping in the Tropicana open pits. Folding has been incorporated into the design by local changes to the stope shapes and sizes. A process is also in place to update the rock mass model as new information becomes available through mapping of drives and targeted drilling.

The hydrogeological model has a moderate impact near surface as the saprolite is sensitive to the presence of water and some localised slope instabilities have been recorded on the footwall side of the pits. For the fresh rock in the footwall and the hangingwall there is some impact but it is not significant compared to the other drivers of slope instability. Tropicana maintains a number of monitoring and pumping bores with data being collected on a regular basis. The hydrogeological model is considered fit for purpose.

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AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 33 The Tropicana deposits comprise mostly saprolite, and fresh rock units. There are a modest number of uniaxial tests in the database however there is also a large number of Equotip™ data available. A small number of high-quality multi-stage triaxial tests were also carried out as part of a hangingwall slope steepening project. The strength of structural defects such as the foliation, bedding, shears and faults have a significant impact on the open pit slope performance as many of the structures dip at similar angles to the shear strength meaning that knowing the exact shear strength is important. A modest number of laboratory direct shear tests have been carried out however this data is augmented by back analysis of the footwall in the Boston Shaker pit. The back analysis was used to determine the discontinuity shear strength to a reasonable confidence and further mapping is to be carried out to further this knowledge. The geotechnical characterisation part of the process where all the above information is interpreted into rock mass parameters and domains that are used in the design analysis. The main geotechnical characterisation separates weathered rock (saprolite) from fresh rock. The fresh rock is then further separated into amphibole gneiss and garnet gneiss with the shear zones as a separate domain. All of the units are treated as anisotropic based on the orientation of the bedding/foliation. The open pits have a good record for maintaining hangingwall slopes however the end walls and footwalls have had localised occurrences where slope instability caused mining delays, or access loss. This is generally factored into the operation’s management plan however the Boston Shaker open pit has a moderate risk of further access loss to the lower benches due to batter and multi-batter scale footwall instabilities. This risk is managed through the pit shell which makes allowance for fill ramps if needed. The underground deposits are divided into the same categories as the open pits with the omission of weathered rock as the underground deposits are not mined sufficiently close to surface. The underground deposits are modelled by interpolating between measurements, which allows for local changes in rock mass strength to be better characterised. The geotechnical design methods are considered commensurate with the failure mechanisms and size of the open pits. The larger scale instabilities have been designed using limit equilibrium and finite element methods while the batter scale instabilities have been designed using limit equilibrium and kinematic methods. The data and design are considered fit for purpose even though some room for improvement exists comprising additional UCS and Triaxial testing, and further mapping for the planar failure back analysis process. The ground support regime for the drives have been selected using industry accepted empirical design charts complemented by kinematic analysis. The stope dimensions are based on industry accepted empirical stope design charts, currently the site using the Villaescusa Factor A curve, as it appears to be appropriate choice for BSUG over the Potvin Factor A curve. Apart from the fact its more specific to Australian stress conditions, it also matches up better with the conditions that have been observed in the mine. From the range of Q’ variables tested, Ja & Jr adjustments as discussed in this presentation provided the best correlation with both stability and ELOS curves to provide guidance to the mine planning team regarding anticipated overbreak and stope stability. The total mine layout is evaluated using a numerical stress analysis. 8 Sample preparation, analysis and security 8.1 Sample preparation AngloGold Ashanti Australia has carried out all the drilling within the Tropicana deposit, with sampling from RC and DD predominantly from one metre sample intervals, analysed by 50g gold fire assay. The sampling methodology with RC drilling has changed over time. Sample collection prior to 2007 was via a cyclone, dust collection system and multi-stage riffle splitter attached to the drill rig. From the beginning of 2007 sample collection was via a cyclone, dust collection system and cone splitter attached to the drill rig. DD has predominantly been NQ2 with limited HQ2, HQ3 and PQ in the upper saprolite and for holes drilled for geotechnical and metallurgical purposes. The majority of DD holes have been drilled as tails to RC drill holes or with HQ pre-collars, drilled to minimise deviation if holes are planned to significant depths. AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 34 Underground grade control drilling is conducted with RC with sampling undertaken using a rotating cone splitter at 1.5m sample intervals. Collection of sulphur assays by handheld X-ray Fluorescence (XRF) instrument is a regular step in the sample preparation process of the onsite laboratories and is requested for all samples treated at off-site laboratories. Prior to commencement of production, samples were processed and analysed by laboratories in Perth, Western Australia run by either SGS or Genalysis. In 2012 an onsite laboratory, operated by SGS, was commissioned to process grade control, Mineral Resource definition and mill samples. Surface RC samples are collected predominantly from one metre intervals straight from the rig cyclone / splitting system. Two metre composite samples from RC pre-collar drilling in the hangingwall was introduced in 2016. Prior to 2007 RC samples were collected from the cyclone stream using a tiered riffle splitter. From 2007 a static cone splitter was introduced and replaced riffle splitters on all rigs. The splitters collect a 12% split from the recovered volume directly into a calico sample bag which is immediately tied shut and placed in sequence. Sample bags have a unique barcode which is scanned and recorded in the electronic sampling records, registering the barcode to depth interval and drill hole ID. Most samples are collected dry with less than 2% of historic samples recorded as being split in moist or wet state. Sample recovery is routinely assessed and field duplicates in the form of a second 12% split collected from the splitter at the same time as the primary sample are collected from 5% of drilled holes. The field duplicates are used as a proxy to assess the effectiveness of the splitter in order to assess biases in sample weights and are assayed for gold for comparison to the original sample. Core samples are selected by AngloGold Ashanti geologists and cut as half-core samples which are crushed to approximately 6mm as a precursor to the main sample preparation stages. Both crushed core and RC chip samples are oven dried prior to entering the sample processing stream as samples weighing approximately 2.5kg. They are then crushed to approximately less than 3mm and split down to approximately 1kg prior to entering the pulverising mills where material is pulped to 90% less than 75µm. 50g of the pulp is selected for analysis by fire assay. No compositing of samples occurs during the sample preparation or laboratory processes. The majority drill holes are oriented to intersect the shallowly east dipping mineralisation at a high angle (hence normal to mineralisation) and as such, a grade bias introduced by the orientation of data in relation to geological structure is highly unlikely. The orientation of drilling is varied along the trend of the mineralisation to ensure the best possible intersection angle per area of the deposit. The commercial contracted laboratory checks the samples received against the submission form and notifies AngloGold Ashanti of any missing or additional samples. Once offsite laboratories have completed the assaying process, the pulp packets, pulp residues and coarse rejects are held in their secure warehouse. On request, the pulp packets are returned to the AngloGold Ashanti warehouse on secure pallets where they are documented for long term storage and retrieval. Periodic review of sample retention is requested of the TGM Geologists. Pulp residues from samples processed at the onsite laboratory are stored within a secure warehouse managed by AngloGold Ashanti. Unprocessed cores and half-cores are stored in a core storage area at the mine site and is managed by AngloGold Ashanti geologists. Reverse Circulation (RC) Recovery: Prior to 2008, semi-quantitative assessment was made regarding RC sample recovery with recovery visually estimated as 25%, 50%, 75% of 100% of the expected mass volume of a 1m drilling interval. Since 2008, AngloGold Ashanti has implemented quantitative measures on every 25th interval where the masses of the sample duplicate splits are recorded and compared to the theoretical mass of the sampling interval for the rock type being drilled. Sample weight statistics for surface and underground RC samples are analysed and reported on a regular basis. Biases in sample weights are assessed by geologists against geological conditions and where required discussed with the drilling contractors to set corrective actions. AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 35 RC field duplicate sample weight analysis Mass balance analysis is performed regularly on selected surface and underground RC holes, where all recovered material for a sample interval drilled is collected and the weights aggregated and compared to the theoretical mass for the interval. This includes the coarse spoils and the fine dust fraction as well as the sampled splits. Analysis suggests no appreciable bias of grade between the fractions. Downhole surface RC recovery analysis Diamond Drill (DD) Recovery: DD recovery is measured as percentage of the total length of core recovered compared to the drill interval. Generally rock conditions are very coherent and as such core recovery is consistently high in fresh rock with minor losses occurring in heavily fractured ground or for DD drilling in the regolith. Drilling in oxide zones is predominantly RC. AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 36 Recovery monitoring leads to corrective actions being discussed with drilling contractors where required. During 2021 the core recovery for 99.5% for surface DD and 100% for underground DD activities. Within fresh rock, core is oriented for structural/geotechnical logging wherever possible. All NQ2 and HQ DD holes are half-core sampled, cut longitudinally with a wet diamond blade over prospective mineralised intervals determined by the geologist, within which 1m sample intervals are defined as far as possible. One half of the core is submitted for sample preparation and fire assay. The other half of the core is retained for geological reference and potential further sampling. DD core representation of the upper regolith zones is low, with most DD holes utilising an RC pre-collar. In 2005, 1150m of core drilled in the oxide zone were chisel split rather than wet cut but this poorer sub-sampling represents less than 0.01% of the core drilled. Since 2006 the small amount of DD core drilled in the oxide zones has been sampled as whole cores and has generally been conducted for geotechnical assessment. Both crushed core and RC chip samples are oven dried prior to laboratory preparation and assaying. They are crushed to approximately less than 3mm and split down to approximately 3kg prior to entering the pulverising mills where material is pulverised to 90% less than 75µm. A 250g pulp is taken as a testing pulp of which a 50g sub-sample is selected for analysis by fire assay. With the commencement of production onsite, an onsite laboratory was established to process grade control, Mineral Resource definition samples and mill samples. The laboratory is operated by SGS. In May 2016, a core crusher was installed to crush half-core to 6mm, resulting in Mineral Resource definition mineralised core samples being processed in the onsite laboratory from May 2016. Rigorous quality assurance procedures are followed to maintain sample hygiene in the automated sample preparation system. Between each assay job, barren basalt samples are run through the automated system, and barren quartz flushes are pulverised between each sample at the pulverising stations. Blanks are routinely submitted in all assay jobs to detect sample hygiene issues, at the start of hole, and at the beginning of each mineralised zone. The QAQC regime at the onsite laboratory matches that described at Genalysis. Dry Bulk Density (DBD) determinations have been routinely collected for the mineralised zones and other major geological units in all DD cores using water immersion methods (Archimedes principle). Coherent segments of core (greater than 10cm length), representative of the average material either side are selected at regular intervals along the length of the hole, ensuring coverage of all intersected geological units. The weight is measured dry, in air, then measured submerged in water. Core was left to dry naturally on the core racks. Where core has been available from oxidised zones, DBD determinations have employed the water inversion method. The procedure is similar to the above method where samples are weighed dry, in air, and then submerged in water. An initial submerged weight is recorded, along with a subsequent saturated weight in water. The saturated sample is removed from the water, and then quickly weighed wet in air. Dry bulk density determinations in saprolitic and transported materials are problematic, with potential error sources including sample selection (biased sampling of less weathered, more competent samples) and drying of samples prior to density determination (100% dry samples may not be achieved in clay rich samples). Test work carried out for oxidised material on several metallurgical holes indicated the core densities of upper saprolite material are up to 10% lower than the measured densities using the above methods, leading to a potential overstating of the DBD for upper saprolite zones. However, the upper saprolite comprises less than 1% of the Mineral Resource and the impact of these material types on the Mineral Resource is considered small. The current Mineral Resource dataset contains approximately 200,000 DBD measurements for the Mineral Resource area with greater than 98% taken in the fresh rock material. By comparison, the fresh rock portion of the mineralised zone contributes almost 99% of the overall Mineral Resource. 8.2 Assay method and laboratory All Mineral Resource prepared pulps have undergone 50g fire assay followed by an atomic absorption or inductively coupled - plasma mass spectrometry to determine gold concentration which is considered a total assay for gold. All sample pulp handling and assaying procedures are performed by trained fire assay technicians employed by the accredited laboratory in line with their standards and subject to internal QAQC protocols which are reported to Tropicana.

AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 37 At Genalysis, core samples weighing approximately 2.5kg were prepared via a robot. The samples are then crushed to less than 3mm in a Boyd crusher and automatically split, down to a sample of approximately 1kg for pulping and analysis. One in 20 coarse splits are assayed for reproducibility. The remainder of the material was retained as a coarse split for metallurgical testwork. One metre RC samples were pulverised in a mixer mill to 90% passing 75µm. Analysis was by fire assay with similar quality assurance (QA) for RC and half-core samples. Genalysis inserted internal standards and blanks randomly through each batch. Every 25th sample was selected as a duplicate from the original pulp packet and then analysed at the end of the batch. Finally, 46% of the batch was selected for re-analysis. Wet sieve tests were carried out on 5% of the samples to ensure the pulping process reaches adequate grind size for gold liberation. SGS Australia Pty Ltd (Perth, Western Australia) are accredited by the NATA in accordance with ISO/IEC 17025. SGS Australia are also certified to comply with the requirements of ISO9001 (certificate number FS 717158). The Tropicana onsite laboratory is a non-accredited laboratory, but as managed by SGS Australia operates within their accredited systems. The onsite laboratory also operates under the TGM ISO9001 accreditation. 8.3 Sampling governance The sampling campaign requirements, the quality of sample collection and security of sample handling are all managed closely by AngloGold Ashanti geologists. All drilling and laboratory contractors are briefed in the TGM sampling process and required standards. Drilling and sampling is monitored by AngloGold Ashanti geologists and daily meetings are held with drilling contractors to discuss progress, standards and any issues such as sample quality and recovery. A sample work package document is supplied to the drilling contractor at the start of a drill campaign to outline drill hole and sampling requirements. This includes the required intervals to be sampled and the collection of field duplicate samples which are determined by AngloGold Ashanti geologists. Regular audits of the drilling and sampling processes are conducted by AngloGold Ashanti geologists, where the set up and operation of the sampling equipment and the quality of the resulting samples and duplicates are observed including assessment of any apparent sample bias. Sampling campaigns are subject to QA/QC measures in line with AngloGold Ashanti company standards. Sample intervals are standardised to 1m lengths covering the entire thickness of the prospective zone including samples in the hangingwall and footwall zones to mineralisation. Targeted (niche) sampling of potentially high-grade zones does occasionally occur from core to aid understanding of small-scale features within the deposit. These samples are clearly categorised as 'niche' and are not included as input for the estimation of the Mineral Resource. Sample and assay data is stored in the site database hosted by SQL Server and accessed via DataShed, a mining industry standard data management solution supplied by MaxGeo™. The database is managed by a dedicated data management team employed by AngloGold Ashanti. Rigorous data management and validation procedures are in place including: • Sample assay readings are sent from the laboratory by email or uploaded to lab systems for download by the geologist. Laboratory methods may include Fire Assay, Aqua Regia, 4 acid or XRF depending on assay requirements and lab submission. • Assay files are checked by an automated QAQC tool, which is part of the database. This checks the readings for standard and blank material submitted with the batch to the expected results stored in the database. Failed readings (>3 standard deviations from expected value for standards, greater than 5 times detection limit for blank material) prompt the geologist to investigate and request re-assay of sample batch. • Check assay work are routinely performed by both grade control and exploration departments. Samples are selected at random and are sent to third party laboratories for re-assay. Returned assay results are stored in the database for analysis and reporting. • Viewing of sample data in the Database is via Datashed front end for the majority of end users, with access to the master SQL tightly restricted and managed by the data management AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 38 specialists. Database permissions are assigned at a systems level, and only views are registered in DataShed to restrict manual editing of values. • Export of sample data is via customised views, export templates and ODBC links which are created and managed by the data management specialists. The chain-of-sample custody is managed by AngloGold Ashanti geologists. RC samples are collected from the rig cyclone system straight into pre-numbered or barcoded calico bags which are immediately sealed. Core samples are sealed in similar calico bags after selection and crushing; all handling of cores after the drill site until samples are sealed in calico bags is by AngloGold Ashanti geological staff. Samples are registered in the electronic sample register to match hole depth intervals to the unique sample numbers or barcodes of the calico bags. If samples require offsite transport, calico bags are placed in large poly-weave bulka-bags for transport. Filled poly-weave bulk-bags are secured on wooden crates and transported directly via road freight to the laboratory with a corresponding submission (sample dispatch order, SDO) form and consignment note. Each laboratory checks the samples received against the submission form and notifies TGM geology staff of any discrepancies. Any issues such as missing samples are resolved before sample preparation commences. Samples processed at the onsite laboratory are arranged onto racks in a secure and dry sample holding warehouse managed by AngloGold Ashanti geology staff, ready for submission to the laboratory with the appropriate SDO. The likelihood of deliberate or accidental loss, mix-up or contamination of samples is considered very low. Significant intersections of mineralisation are routinely verified by AngloGold Ashanti senior geological staff and have also been inspected by several independent auditors. Twin holes have been drilled to compare results from RC and DD drilling with the DD results confirming that there is no material down-hole smearing of grades in the nearby RC drilling and sampling. All logging and sample number data is captured digitally in the field using Micromine Geobank™ Software (upgraded from Micromine Field Marshal™ in 2016). Data is downloaded daily to the Tropicana exploration server and checked for accuracy, completeness and structure by the field personnel. Assay data is merged electronically from the laboratories into a central database, with information verified spatially in Vulcan / Leapfrog™ software. AngloGold Ashanti maintains standard work procedures for all data management steps with the database managed by an experienced in-house data management team. An assay importing protocol has been set up to ensure samples are checked and accepted before data can be loaded into the assay database. This includes checking the performance QA/QC measures such as assays of certified reference materials and blanks added to the sample batch. All electronic data is routinely backed up to the AngloGold Ashanti server in Perth. There have been no adjustments or scaling of assay data other than setting below detection limit values to half detection for Mineral Resource estimation work. Audits of the onsite laboratory facilities by AngloGold Ashanti geology staff occurs on a regular basis to assess ongoing standards of the sample processing and assaying environment and processes. Audits of offsite facilities occurs prior to using a new facility or on an ad hoc basis for regularly used facilities. Field quality control data and assurance procedures are reviewed on a daily, monthly and quarterly basis by AngloGold Ashanti field personnel and senior geological staff, with 'QAQC reports' being produced either on a regular time interval, or in review of a discreet drilling campaign. Models of the deposit built using sample data are peer reviewed prior to use in an updated Mineral Resource estimate. An updated mineral Resource estimate is also peer reviewed and approved by the QP prior to use in mine planning or for updating Mineral Resource statements. Internal company audits of Mineral Resource models and their inputs, including the quality control and assurance of sampling occurs on an approximately annual basis by a person suitably qualified to hold QP status and who is not employed at TGM. Audits are carried out by external consultants approximately every 3 years. AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 39 The field quality control and assurance of the sampling was audited by the Quantitative Group (QG) consultants in 2007 and 2009. The conclusion of the audit was that the data was suitable for Mineral Resource estimation work. Subsequent Mineral Resource audits undertaken in 2015 by Golders and 2017 by Optiro also deemed the data of good quality and standard to be used for Mineral Resource estimation. No external audit occurred in 2019, or in 2020, although internal peer review and audit exercises continued performed each year. An external audit was completed in quarter 4 2021. 8.4 Quality Control and Quality Assurance Following laboratory sample preparation, 50g subsamples are analysed by fire assay. The sample preparation and analysis process is subject to the following Quality Control/Quality Assurance (QA/QC) protocol: • Field duplicates are collected from the splitter during drilling as a second equivalent sample for submission to the laboratory to test precision (repeatability) of the assay result. Holes are selected for duplicate sample collection at the discretion of the geologist, to ensure field duplicates submitted to the laboratory constitute the equivalent of 1 in 20 samples • Coarse blank samples (barren of gold) are anonymously included in the sample preparation stream by AngloGold Ashanti Australia at a target rate of 1:20 samples to assess contamination between samples during the sample pulverisation stage. • Assessment of assay accuracy is carried out by the use of Certified Standards (CRM) provided by AngloGold Ashanti Australia, added into the Fire Assay stream at a target rate of 1:20 samples. • Check assay campaigns generally coincide with each Mineral Resource update, where the geologist selects a representative number of samples to be submitted to an umpire assay laboratory to compare the assay result to that of the original laboratory. • Every 20th sample is selected as a laboratory-duplicate from the original pulp packet and analysed. In addition, further repeat assays were selected at random by the quality control officer, the frequency of which was batch dependent. • Each batch has randomly selected sampled tested for crush (2mm) and grind (75µm) performance. • QAQC results are reviewed on a batch-by-batch and monthly basis. Any deviations from acceptable precision or indications of bias are acted on with repeat and check assays. • Audits of the onsite laboratory facilities by AngloGold Ashanti geology staff occurs on a regular basis to assess ongoing standards of the sample processing and assaying environment and processes. Audits of offsite facilities occurs prior to using a new facility or on an ad hoc basis for regularly used facilities. Performance of the on-site SGS lab and offsite Intertek Genalysis has been satisfactory which is demonstrated through the above QAQC protocols. Monthly and quarterly analysis and reporting is conducted examining each measure to ensure that the assays are reliable for Mineral Resource estimation. The primary assay laboratory used is Intertek Genalysis. During 2021 grind performance of assay process was very consistent throughout the year indicating excellent pulverisation practices at the lab. Average grind sizing was 93.5% which exceeded the 90% passing 75µm minimum standard. Coarse blanks performed exceptionally well with no failures during the year indicating that no contamination is occurring between samples during the pulverisation stage. Certified Reference Material standards are inserted are various sub ore and ore grade to measure the accuracy of the laboratory during the fire assay and analysis stage. Mean bias between the actual value and expected values was generally very good and is within 2% on a quarterly basis. Laboratory repeats and duplicates performed well within expectations with high correlation coefficients (R squared greater than 0.99) and low biases (less than 2%) between repeats (50g aliquot from the same 250g pulp packet) typically correlating greater than 0.99. Duplicates (50g aliquots from two different 250g pulp sub-samples) also perform well within expectations with strong correlation coefficients (R squared greater than 0.99) and low biases (less than 2%). AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 40 8.5 Qualified Person's opinion on adequacy In the opinion of the QP of Mineral Resource the adequacy of sample preparation, sample security chain of custody and the analytical procedures undertaken on the Tropicana Mineral Resource samples are of a high standard and meet industry standards at all stages. 9 Data verification 9.1 Data verification procedures The QP manages all the QAQC procedural documentation on site to set the standard required. Regular reviews of the processes in the field as well as data analysis to ensure the data being collected meets the required quality for use in the Mineral Resource estimate. Data verification procedures include the following: • Regular inspections by Geologists of the drill rigs and in field sampling process to ensure sampling set up and practices are to the required standard. • Regular inspections of the on-site assay laboratory, using a template to ensure consistent coverage. Offsite laboratories are inspected on an ad-hoc basis. • Assay measurements for standard and blank material added to a laboratory batch are checked for performance against expected values using automated QAQC check tool prior to loading associated sample assays. • QAQC reporting is compiled per drill program, or on a quarterly basis. This includes performance of submitted standards and blanks, field duplicate assays and weights bias analysis, average sample weights and coarse chip and pulp sieve testing. • Assay data is checked in 3D visualisation software by a senior geologist prior to updating the geology model to ensure spatial consistency with existing values. • Updated geological and estimation domain models are peer reviewed by the senior estimation geologist to ensure suitability of domain populations for estimation of Mineral Resource. • Update to estimation parameters is made by the senior estimation geologist, and reviewed by the QP. 9.2 Limitations on, or failure to conduct verification Data verification occurs along all stages of the drilling, sampling, assaying and QAQC stages to ensure that the underlying integrity of the geological data is robust for the Mineral Resource estimate. 9.3 Qualified Person's opinion on data adequacy The drillhole data used to characterise and estimate the quantity of gold at Tropicana is of high quality. Drilling, drillhole deviation management, drillcore processing including geological logging and sampling, assaying and subsequent interpretation, modelling and estimation is done at or above industry standard. Drillhole density used to classify the Mineral Resource is adequate for the style and variability of the mineralisation which is supported through detailed reconciliation processes. 10 Mineral processing and metallurgical testing 10.1 Mineral processing / metallurgical testing The basis for the metallurgical and mineralogy inputs is a combination of test work and actual results from the 7 years of operation. Pilot scale test work used PQ diameter core.

AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 41 Whilst only a relatively small number of PQ holes were drilled, their position was selected based on the prior variability test work to provide samples considered to be adequately representative of the orebody as a whole. The samples were also characterised by standard batch scale and geometallurgical style tests so that results could be related to the wider orebody. Plant performance on recovery is in line with Bankable Feasibility Study (BFS) and laboratory test work conducted at ALS laboratory. Slurry samples were sent to Amtel laboratory in Canada for gold deportment studies in both 2017 and 2020. Results were fairly similar with fine (-7µm) free native gold particles (80% to 100% Au, 0% to 20% Ag) associated with pyrite and sub microscopic particles being enclosed in pyrite and in silicates. Electrum (Ag greater than 20%) is identified but less common and gold tellurides in the form of Calaverite and Petzite are rare. Samples from ore bodies are selected in collaboration between geology and metallurgy. The sample is taken from mineralised zones that represent the feed head grade to the plant. The Bond work index (BWI) varies between 17 to 21 which is within the plant design as per original BFS work. Due to the Au deportment the circuit is set up for a free milling ore with no gravity recovery circuit. The majority of the gold particles are less than 40µm and not susceptible to gravity recovery. Metallurgical test work was conducted as part of the Havana Feasibility Study (FS) on 39 core samples, representing spatial and depth variations. The test program included material competency test for performance in the crushing and milling circuits as well as recovery impacts associated with S percent and Te grades. Test work indicates that recovery is sensitive to grind and head grade. Metallurgical Recovery (%) (plant assayed) 10.2 Laboratory and results Metallurgical samples are analysed either at the site laboratory, or off site by ALS\) Metallurgy. ALS Metallurgy are located in Balcatta Western Australia. ALS Metallurgy are accredited by Sustainable Certification, having been assessed and certified as meeting the requirements of ‘ISO 45001:2018/14001:2015/9001:2015’. The certificate number is 2019-8238, certified on the 7-6-2019 and valid until 28-5-2022. The QP feels that while there are laboratory results available, the metallurgical recovery graph presented in section 10.1 is simpler and more valuable to demonstrate plant recovery. 0.00% 10.00% 20.00% 30.00% 40.00% 50.00% 60.00% 70.00% 80.00% 90.00% 100.00% 2015 2016 2017 2018 2019 2020 2021 R ec o ve ry % Metallurgical Recovery (Plant Assayed) (%) Metallurgical Recovery (%) AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 42 10.3 Qualified Person's opinion on data adequacy It is the opinion of the QP that the metallurgical behaviour of the various ore sources in the processing plant at Tropicana are well understood with good correlation between laboratory scale test work and plant performance for throughput, recovery and reagent consumption. Along with very consistent and predicable metallurgical performance over the history of the operation it is the opinion of the QP that the metallurgy presents very little risk to the future performance. 11 Mineral Resource estimates 11.1 Reasonable basis for establishing the prospects of economic extraction for Mineral Resource The open pit Mineral Resource is contained within a mix of optimised shells and pit designs. The portions of the Mineral Resource which have a Mineral Reserve declared are included in a life of mine plan and have been demonstrated to be economic, based on the Mineral Reserve gold price. The parts of the Mineral Resource that are not included in the Mineral Reserve are considered to have reasonable prospects for economic extraction, as they fall within optimised shells at the Mineral Resource gold price. Therefore, should the Mineral Reserve gold price increase to the Mineral Resource gold price, it is reasonable to expect that the Mineral Resource could be converted to a Mineral Reserve, at some time in the future. The underground Mineral Resource is reported above a cut-off grade defined by the Mineral Resource gold price and mining costs associated with the Boston Shaker underground mining. The Mineral Resource is subject to the Minable Shape Optimiser (MSO) process, which filters out isolated blocks and applied underground mining constraints to ensure that the reported Mineral Resource can be mined in an underground scenario at the given cut-off grade. There is a small portion of silver that is produced as a by-product. This material is not tracked as part of the production reporting, however is shown as a credit in the financial model. Silver is not considered a material by-product for the operation and it is therefore not quoted as one in section 21.2 and section 21.3 The open pit mining method is conventional load and haul, with a mix of ex-pit and in-pit waste dumping. The underground mining method is long hole open stoping without backfill. Ore material is processed at the site processing plant which has capacity and life to treat the expected ore volumes. Power is generated on-site using gas supplied by a pipeline with diesel generators available as redundancy. Sufficient water to meet the site needs is available from an existing borefield located north of the mine site and connecting by a pipeline. A second borefield called Kamikaze was brought online during 2020. All water exploration, extraction and infrastructure is owned and managed by AngloGold Ashanti. The mine is fully operational and all government permits are in place, with the site permit requirements regularly reviewed. As a greenfield mining operation, Tropicana required approvals from local government through to Environmental Ministerial approval at both state and federal level. The initial phase of approvals was completed in 2010, culminating in approvals from the federal and WA Ministers of Environment. A series of secondary approvals were subsequently obtained from the WA Department of Mines and Petroleum (now named the Department of Mines, Industry Regulation and Safety), the WA Department of Environment and Conservation (since split into the Department of Environment Regulation and Department of Parks and Wildlife) the WA Department of Water, the Shire of Menzies and the WA Department of Health. There are no marketing parameters which affect the operation. All gold is sold to refineries. The gold price used for the Mineral Reserve and planning is supplied by AngloGold Ashanti corporate. The values are derived using historical and forward-looking calculations. The inflation rates assumed are based on prior AngloGold Ashanti treasury guidance provided, whilst discount rates utilised at AngloGold Ashanti Australia are derived from the weighted average cost of capital for Australia. The gold price, capital and operating costs are listed in sections 18 and 25. AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 43 There are no known material risks which currently affect the operation. A significant change in the gold price, or operating costs, as shown in the sensitivity section, could potentially impact the economic viability of the operation. The prospect for economic extraction at some time in the future, relies on the gold price increasing or staying at similar levels to that of today. 11.2 Key assumptions, parameters and methods used Mineral Resource is exclusive of Mineral Reserve in this Technical Report Summary. AngloGold Ashanti quotes its Mineral Resource both as inclusive and exclusive of Mineral Reserve. The exclusive Mineral Resource is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied. The exclusive Mineral Resource consists of the following components: • Inferred Mineral Resource, including that within the Mineral Reserve design or stope shape; • Mineral Resource that sits above the Mineral Resource cut-off grade but below the Mineral Reserve cut-off grade that resides within the defined Mineral Reserve volume; • Mineral Resource that lies between the LOM pit shell/mine design and the Mineral Resource pit shell/mine design (this material will become economic if the gold price increases); • Mineral Resource where the technical studies to engineer a Mineral Reserve have not yet been completed. All information included within this technical report summary is effective as at 31 December 2021. The Mineral Resource is calculated using a Gold Price of AUD2,072, based on an exchange rate of 0.72 AUD/$. The Mineral Resource tonnages and grades are estimated and reported in situ and stockpiles are reported as broken material. All open pit Mineral Resource is reported within either final pit designs (Boston Shaker, Havana 4,5,6) or an optimised pit shell at AUD2,072/oz (Havana South Shell). Mineral Resource is reported at cut-off grade of 0.3g/t (oxide/transitional) and 0.4g/t (fresh). Underground Mineral Resource was reported within a minimum mineable stope shape generated using Minable Shape Optimiser (MSO) tool in Deswik™ software which applies mineability constraints, including a minimum mining width, a reasonable distance from current or planned development, and a measure of assumed profitability at the related Mineral Resource cut-off grade which allows for reasonable prospects of economic extraction. The cut-off grade used to define the MSO outline is 1.7g/t. Parameters under which the open pit Mineral Resource was generated Inputs Unit Havana Mineral Resource Gold Price AUD/oz 2,072 Ore mining cost (Average) AUD/tonne mined 4.96 Waste mining cost (Average) AUD/tonne mined 3.73 Processing cost AUD/tonne treated 20.42 G and A AUD/tonne treated 3.11 Other Parameters Met. Recovery (average) % 89.5 Slope angles hangingwall degree 60° Slope angles footwall degree 45° Mineral Resource cut-off grade g/t 0.4 AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 44 Parameters under which the underground Mineral Resource was generated Inputs Unit UG Mineral Resource Gold price AUD/oz 2,072 Costs Lateral development (average) AUD/tonne ore mined 12.84 Vertical development (average) AUD/tonne ore mined 0.27 Production AUD/tonne ore mined 14.35 Material handling AUD/tonne ore mined 12.02 Backfill / Others AUD/tonne ore mined 37.65 Mine Services AUD/tonne ore mined 1.99 Processing cost AUD/tonne treated 20.42 MSO optimising cut-off g/t 1.7 Mineral Resource cut-off grade g/t 1.7 Metallurgical recovery Fresh % 90.0 3D solids are created for mineralised zones and key geology units comprised of mafic intrusives, shears and garnet gneiss using standard mining industry software. The mineralised domains are created by flagging intervals at a 0.3g/t gold grade cut-off with internal lower grades included in the model if appropriate. The key geology units are selected by flagging intervals based on logged lithology. These units are visually distinctive in drill core and RC chips and are considered to have a high level of confidence in interpretation. The modelling of shear zones is supported by integrating other relevant data such as geotechnical rock property measurements and drill hole penetration data where available. The dykes are locally important as they post-date mineralisation, may cut through and separate ore zones and are generally barren of mineralisation. Modelling of the shears is critical to understanding geotechnical aspects and assessing the spatial controls on the mineralisation and therefore targeting potential for new or extended mineralised zones. The garnet gneiss units are important because they are generally found in the hangingwall as a precursor to mineralisation, as well as being the dominant waste rock unit to be mined to access the gold bearing units in the open pits. The garnet gneiss units are hard and denser than the surrounding lithologies which are important for the mining teams as the production drilling, blasting and load and haul are impacted. Assumptions made in areas of broader drill spacing away from the active mining areas are strongly supported by the denser drilling and field observations in the active pits and underground mine. The continuity of geology and mineralisation is well established and classification of Mineral Resource is assigned based on confidence derived from the local drill hole density. Infill drilling of additional holes to ensure adequate data to estimate Mineral Resource to a high confidence level where required is an ongoing process. RC cuttings and DD cores have been logged geologically and geotechnically with reference to the AngloGold Ashanti Australia logging standard library, to levels of detail that support Mineral Resource estimation, Mineral Reserve estimation and metallurgical studies. All data is collected by trained geological staff, employed by AngloGold Ashanti. Qualitative logging includes codes for lithology, regolith, and mineralisation for both RC and drill core, with sample quality data recorded for RC such as moisture, recovery, and sub-sampling methods. The geology of the deposit is well demonstrated through considerable drill data matched to field observations. The logging process is well practiced. Drillcores are photographed, qualitatively structurally logged with reference to orientation measurements where available. Geotechnical quantitative logging includes quality strength index (QSI), rock quality designation (RQD), matrix and fracture characterisation. The total length of all drill holes have been logged. All logging information is recorded digitally using industry standard logging software and transferred to the geological database.

AngloGold Ashanti Tropicana - 31 December 2021

The total Mineral Resource at Tropicana may be impacted by changes in gold price and / or mining related costs which are input to the assessment of the Mineral Resource cut-off grade.

The Mineral Resource model is updated several times per year and is part of an ongoing reconciliation process to ensure calibration to the site grade control models and production results. The input data set to the estimation process is significant and contains no known geological factors that could materially influence the quantity and quality of the estimated Mineral Resource.

The Mineral Resource is reported from a single model covering open pit and underground portions, however open pit and underground Mineral Resource is reported using different cut-off grades.

Domains are defined at the geology modelling stage based on the broad 0.3g/t grade envelope and main geological sub-units. Each pit area may have a number of domains, each of which are analysed and estimated separately.

The Mineral Resource has been estimated using the geostatistical technique of Localised Uniform Conditioning using average drill-hole intercepts, composited to 2m lengths, and breaking at the domain boundaries.

Extreme grades are assessed and managed on an individual domain basis. High-grade cutting / capping is applied where extreme outlier values exist to minimise unrealistic volumes of high-grade material driven by statistically isolated samples. Outliers are identified through review of domain statistics and cumulative probability plots and are capped if deemed appropriate to the upper-grade value of the cumulative probability plot prior to disintegration of the curve.

Tropicana inclusive Mineral Resource gold grade and tonnage curve (surface)


Total Tropicana
Surface (Metric Interpolated Attributable Values)
Tonnes above cut-off (millions)
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
Average grade above cut-off (g/t)
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
0.00
0.25
0.50
0.75
1.00
1.25
1.50
1.75
2.00
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off (g/t)

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AngloGold Ashanti Tropicana - 31 December 2021

Tropicana inclusive Mineral Resource gold grade and tonnage curve (underground)


Total Tropicana
Underground (Metric Interpolated Attributable Values)
Tonnes above cut-off (millions)
33.00
29.00
25.00
21.00
17.00
13.00
9.00
5.00
Average grade above cut-off (g/t)
6.00
5.00
4.00
3.00
2.00
0.00
0.50
1.00
1.50
2.00
2.50
3.00
3.50
4.00
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off (g/t)

The LUC process requires estimation into larger 'panel' blocks of 24m along east by 36m along north by 12m vertically. This initial estimate is processed through a change of support correction and uses local grade trends to estimate the likely position of blocks at 12m along east by 12m along north by 3m vertically which is considered the SMU block size. Localisation into SMU blocks enables visualisation of local grade variations and planning for selective mining of higher versus lower grade zones. The historic reconciliation to the short-term grade control models and production performance shows the spatial estimate of higher grades using LUC is effective for the Tropicana ore body.

The estimate uses several passes with differing data search and interpolation parameters to account for the various drill hole spacing within the dataset. Spatial continuity between data is modelled for each domain separately and represented in the variogram models used as input to the estimate. Estimation of the grade within the mineralised domains defined during geology modelling uses a 'hard-boundary' approach, where data used and blocks estimated are restricted to within the domain volume. The domain boundaries are extended beyond drill data to a distance equivalent of half the of the closest relevant drill spacing.

Leapfrog™ software (V6.1) was used for defining the geological interpretation and mineralised domain shapes.

Vulcan™ software (V9.1) was used for validating drill-hole information, creating the block models and reporting the estimated models.

Isatis™ software (V2017) was used for the statistical analysis, variography and grade estimation.

Mineral Resource estimates are compared to the input data using swath plots to check for bias in the estimation, no bias was noted in the plots. The comparison of descriptive statistics of the estimate and

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AngloGold Ashanti Tropicana - 31 December 2021

sample data ensures the Mineral Resource model is representative of the input data within the bounds of error and assumption expected in the estimation process.

Each estimate is reconciled to the previous Mineral Resource model within various relevant constraining volumes such as pit stage designs and underground mining areas to assess changes between the models. Investigation and assessment of changes is made. Reconciliation to the grade control models occurs using constraining volumes representing past production periods to enable calibration of the estimate. If deemed necessary the estimate may be re-run to incorporate adjustments driven by the reconciliation checks, ensuring the Mineral Resource is informed by this information.

Mine reconciliation for the life of mine to date is satisfactory and this shown in section 21.2.

Gold is modelled as primary element. Sulphur is modelled as a secondary element for the interest of predicting processing plant performance. Sulphur is generally elevated within the zones mineralised for gold due to the presence of elevated sulphide. Sulphur is modelled using ordinary kriging.

11.3 Mineral Resource classification and uncertainty

Mineral Resource have been classified based on the 15% rule whereby a Measured Mineral Resource should reconcile within plus or minus 15% over quarterly production volumes, 90% of the time, and an Indicated Mineral Resource should reconcile within plus or minus 15% over yearly volumes, 90% of the time, as per internal AngloGold Ashanti guidelines. For the Tropicana deposit, this criterion defines a drill spacing of approximately 25m x 25 m to define a Measured Mineral Resource, and 50m x 50m to define an Indicated Mineral Resource for open pit Mineral Resource.

Inferred Mineral Resource are defined when evidence of geological and grade continuity exists sufficient to generate an estimated grade. The average data spacing for Inferred Mineral Resource varies but is generally 100m x 100m or less. For the Boston Shaker underground mine, a drill hole spacing study performed in 2018 suggested a drill spacing of 50m x 25m was more appropriate for defining an underground Indicated Mineral Resource. The classification of Mineral Resource is reviewed and updated to account for additional drill data with each Mineral Resource model update, generally at least twice annually.

The QP is satisfied that the quality of input data into the Mineral Resource, inclusive of location of data, quality of logging, interpretation of the geological model and quality off assay results are at the minimum aligned to industry acceptable practice and are suitable for use in the generation of the Mineral Resource.

11.4 Mineral Resource summary

The open pit Mineral Resource is reported above a marginal cut-off grade of 0.3g/t for oxide material and 0.4g/t for transitional and fresh material. The Mineral Resource is constrained within an optimised shell at a Gold Price of AUD$2072, based on an exchange rate of 0.72 AUD/$.

The underground Mineral Resource is reported above a cut-off grade of 1.7g/t, using a Minable Shape Optimiser (MSO) process to apply underground mining constraints (e.g. minimum stoping dimensions). This results in filtering of isolated blocks that cannot be individually mined from the reported underground Mineral Resource and builds in a degree of expected dilution.

The cut-off grade calculations are based on mining costs incorporated into the 2022 budget and life of mine plans, and a gold price of $1,500/ounce (AUD$2,072, exchange rate of 0.72 AUD/$). The Mineral Resource gold price is provided from AngloGold Ashanti Corporate based upon gold price trend and industry peer benchmarking analysis.

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AngloGold Ashanti Tropicana - 31 December 2021

Exclusive gold Mineral Resource (attributable, 70%)

Tropicana		Tonnes	Grade	Contained gold	
as at 31 December 2021	Category	million	g/t	tonnes	Moz
Boston Shaker Stage 4 - BS04	Measured	0.20	0.56	0.11	0.00
	Indicated	0.01	0.51	0.00	0.00
	Measured & Indicated	0.21	0.56	0.12	0.00
	Inferred	-	-	-	-
Havana Stage 4 - HA04	Measured	0.30	0.54	0.16	0.01
	Indicated	0.97	0.54	0.52	0.02
	Measured & Indicated	1.26	0.54	0.68	0.02
	Inferred	-	-	-	-
Havana Stage 5 - HA05	Measured	0.32	0.55	0.18	0.01
	Indicated	1.19	0.63	0.74	0.02
	Measured & Indicated	1.51	0.61	0.92	0.03
	Inferred	-	-	-	-
Havana Stage 6 - HA06	Measured	0.08	0.55	0.04	0.00
	Indicated	2.46	0.56	1.37	0.04
	Measured & Indicated	2.54	0.56	1.41	0.05
	Inferred	0.00	0.74	0.00	0.00
Havana South Shell	Measured	1.19	0.95	1.13	0.04
	Indicated	9.21	1.06	9.73	0.31
	Measured & Indicated	10.40	1.04	10.86	0.35
	Inferred	0.93	0.96	0.90	0.03
Tropicana Stockpile (open pit)	Measured	12.11	0.51	6.19	0.20
	Indicated	-	-	-	-
	Measured & Indicated	12.11	0.51	6.19	0.20
	Inferred	-	-	-	-
Boston Shaker Underground	Measured	2.16	2.90	6.26	0.20
	Indicated	0.65	3.10	2.03	0.07
	Measured & Indicated	2.81	2.95	8.29	0.27
	Inferred	8.76	2.98	26.08	0.84
Tropicana Underground	Measured	1.37	2.56	3.50	0.11
	Indicated	-	-	-	-
	Measured & Indicated	1.37	2.56	3.50	0.11
	Inferred	2.87	2.25	6.44	0.21
Havana Underground	Measured	0.05	2.13	0.10	0.00
	Indicated	2.14	2.96	6.33	0.20
	Measured & Indicated	2.19	2.94	6.44	0.21
	Inferred	9.04	2.49	22.54	0.72
Havana South Underground	Measured	-	-	-	-
	Indicated	-	-	-	-
	Measured & Indicated	-	-	-	-
	Inferred	2.17	2.32	5.05	0.16
Total	Measured	17.76	0.99	17.67	0.57
	Indicated	16.63	1.25	20.73	0.67
	Measured & Indicated	34.39	1.12	38.40	1.23
	Inferred	23.78	2.57	61.02	1.96

11.5 Qualified Person's opinion

It is the opinion of the QP that the main factor influencing the prospect of economic extraction of the open pit Mineral Resource is the continuing strength of the gold price. This will determine whether the Mineral Resource within the Havana South Shell will become economic. For the underground Mineral Resource the main factors influencing future extraction is drilling to convert the Inferred Mineral Resource which forms a substantial part of the total Mineral Resource at Tropicana.

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AngloGold Ashanti Tropicana - 31 December 2021

Historic Mineral Resource conversion has been successful and therefore there is a high level of confidence that this material will be converted over time as the drilling progresses to allow Mineral Reserve estimation to occur.

12 Mineral Reserve estimates

All information included within this technical report summary is effective as at 31 December 2021.

The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (the point where material is delivered to the processing facility) and is therefore inclusive of ore loss and dilution.

12.1 Key assumptions, parameters and methods used

The estimation of open pit Mineral Reserve is based on the following key inputs:

- Mineral Resource models for the estimating gold content and material type logged and coded
- Calculated processing, mining, and general and administration costs based on actuals and projected budget and the mining contractor annual rate review (ARR)
- Metallurgical recovery by material type by deposit;
- Geotechnical wall angle parameters
- $1,200/oz gold price at an exchange rate of 0.74, resulting in AUD$1,633/oz.

Pit optimisations were run using Whittle™ software with the inputs from the data derived from the above processes. For the optimisation, the Mineral Resource model is depleted of the material mined to 31 December 2021, and any backfill material placed within the pit shell is depleted of mineralisation and allocated as waste with the appropriate SG.

The cost inputs for optimisation are derived from the site operating budget plan. The costs include allocation for royalties, management, general and administration, rehabilitation, refining and transport, geology including grade control drilling and laboratory costs, processing and plant maintenance including stay-in business capital (SIBC), drill and blast costs by material type, and load and haul mining costs by material type and incrementally increased at depth to account for haulage variation.

The resultant pit shells are analysed taking several key metrics into account. The selected pit shell is converted to mine design, including batter and berm configurations and ramp access in line with geotechnical requirements as detailed in section 7.6, and the life of mine plan is generated based on the design shapes. The life of mine plan allocates the existing open pit mining fleet, with production metrics derived from historical actual performance.

Cut-off grade analysis for the open put is carried out using final estimated costs derived from pit designs and pit schedules, and is detailed in section 12.2.

The underground Mineral Reserve at Tropicana was first reported in 2019 with the completion of a FS into the Boston Shaker underground (BSUG) project, a value-add supplementary ore source to the open pits. The Mineral Reserve has subsequently been updated annually to reflect changes in geological information and the mine plan. Drilling completed in late 2020 to upgrade the confidence in material under the Tropicana pit has seen the addition to the Mineral Reserve of the Tropicana underground mining area (TPUG). The underground Mineral Reserve is a subset of the life of mine plan (LOM), containing only the Measured and Indicated Mineral Resource portions of the LOMP.

The LOM was based on the Integrated Planning Model (IPM) block model, which itself is built from the underground grade control block model (in areas where grade control drilling has been completed) and the Mineral Resource Model. In areas where the IPM is informed by 12.5m x 12.5m spaced grade control drilling, final and draft stope designs have been completed, and these have been used in the LOM where possible. In other areas, Minable Shape Optimiser (MSO) software was used to generate stopes at the required cut-off grade (CoG). Underground development designs where then completed to allow the extraction of the planned stopes.

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Geotechnical considerations have been incorporated into the LOM to allow safe and economic extraction of the underground Mineral Reserve. The geotechnical assumptions used were derived from the PFS geotechnical report; Boston Shaker Underground Geotechnical PFS Design Specification Report. A ground control management plan exists which outlines the approaches and systems that are used to manage the geotechnical risks in and around the Tropicana Gold Mine. Stope pillars are designed where GC drilling has upgraded the Mineral Resource to a Measured Mineral Resource status and final stope designs exist. For stopes planned in Indicated Mineral Resource, that lack the drill definition to allow for final stope design, an extraction ratio is applied to the MSO stope shape to account for tonnes and ounces left in situ as pillars. The extraction ratio to be applied to each stope has been calculated using empirical methods with modelled rock mass conditions, orebody dip and width as inputs, but is generally between 65% to 80%.

The underground is designed using conventional longitudinal and transverse stoping methods. The stopes are designed with a footwall angle of 40 degrees. Total recovery of blasted ore in each stope is planned at 90% which is in line with historical actuals. Total stope dilution included in the mine plan is approximately 15%. Some 10% dilution is included for all mine development and 100% recovery of all development ore is assumed.

Monthly underground development metres achieved and average overbreak recorded for the previous 12 months


Monthly Development Statistics (Rolling 12MTHS)
Development meters
Development overbreak %
Sep-20 Oct-20 Nov-20 Dec-20 Jan-21 Feb-21 Mar-21 Apr-21 May-21 Jun-21 Jul-21 Aug-21 Sep-21
Meters Developed 722.8 750.8 715.8 679.4 761.1 664.1 681.0 764.4 785.7 800.4 815.1 828.7 809.5
Average Overbreak % 17 18.4 17 12 6.5 7.9 14.2 10.5 11.6 11.7 8.1 13.0 12.5

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Dilution performance per stope and average dilution


Dilution (per stope)
Dilution %
40%
35%
30%
25%
20%
15%
10%
5%
0%
BS3 2062 66S
BS3 2034 61S
BS3 2015 59S
BS3 2015 62S
BS3 1990 58S
BS3 1970 64N
BS3 2034 65S
BS3 1990 61S
BS3 2015 65S
BS4 2065 84S
BS4 2090 86S
BS4 2090 07N
BS4 2065 09N
BS3 1955 71N
BS4 2037 85S
BS4 2065 86S
BS4 2065 07N
BS4 2090 03N
BS3 1955 67N
BS3 1990 65S
BS3 2015 43S
BS4 2090 88S
BS4 2065 88S
BS4 2037 09N
BS4 2037 87S
BS4 2090 00N
Stope Performance
Average

Recovery performance per stope and average tonnes recovery


Recovery % of total tonnes (per stope)
Dilution %
120%
100%
80%
60%
40%
20%
0%
BS3 2062 66S
BS3 2034 61S
BS3 2015 59S
BS3 2015 62S
BS3 1990 58S
BS3 1970 64N
BS3 2034 65S
BS3 1990 61S
BS3 2015 65S
BS4 2065 84S
BS4 2090 86S
BS4 2090 07N
BS4 2065 09N
BS3 1955 71N
BS4 2037 85S
BS4 2065 86S
BS4 2065 07N
BS4 2090 03N
BS3 1955 67N
BS3 1990 65S
BS3 2015 43S
BS4 2090 88S
BS4 2065 88S
BS4 2037 09N
BS4 2037 87S
BS4 2090 00N
Stope Performance
Average

The Tropicana Mineral Reserve is calculated based on an on-going mining operation. The operation uses a 'fly-in-fly-out' camp to house employees on site. The mining method used for the open cut operations is a conventional shovel/excavator and truck operation, using conventional drill and blast techniques. The mining rates are based on a combination of historical actuals applied with operation improvements. The pit designs are based on geotechnical designs with batter berm configurations. The ramp designs are typically at a 10% gradient. No ore loss or dilution is applied.

The infrastructure is already in place as part of the ongoing operations. A detailed hydrogeological model exists, which is used to determine the dewatering plan. Closure plans have been developed, with progressive rehabilitation occurring as part of the ongoing operation.

Metallurgical recovery is modelled spatially using kriging to populate the Mineral Resource model based on test work completed on select drill core. For Boston Shaker open pit the recovery averages 88.7%; Havana stage 4 and 6 average 87.4%, and Havana 5 averages 89.1%. The open pit stockpiles historically perform at 89.1% recovery.

Fresh rock makes up the majority of the Mineral Reserve.

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For the open pit, no ore loss and dilution factors are applied as the LUC model incorporates internal dilution.

Cut off Grade by Area

as at 31 December 2021	Primary Commodity Price ($)	Local Price of Primary Commodity Unit	Exchange Rate	Cut-off grade (g/t)	Dilution %	% RMF (based on tonnes)
Boston Shaker Stage 4 - BS04	1,633	AUD/oz	0.74	0.70	0.0	100.0
Havana Stage 4 - HA04	1,633	AUD/oz	0.74	0.70	0.0	100.0
Havana Stage 5 - HA05	1,633	AUD/oz	0.74	0.70	0.0	100.0
Havana Stage 6 - HA06	1,633	AUD/oz	0.74	0.70	0.0	100.0
Tropicana Stockpile (open pit)	1,633	AUD/oz	0.74	0.70	0.0	100.0
Boston Shaker Underground	1,633	AUD/oz	0.74	2.70	15.0	100.0
Tropicana Underground	1,633	AUD/oz	0.74	2.10	15.0	100.0

Modifying Factors by Area

as at 31 December 2021	% RMF (based on g/t)	% MRF (based on tonnes)	% MRF (based on g/t)	% MCF	MetRF %
Boston Shaker Stage 4 - BS04	100.0	100.0	100.0	100.0	88.7
Havana Stage 4 - HA04	100.0	100.0	100.0	100.0	87.4
Havana Stage 5 - HA05	100.0	100.0	100.0	100.0	89.1
Havana Stage 6 - HA06	100.0	100.0	100.0	100.0	87.4
Tropicana Stockpile (open pit)	100.0	100.0	100.0	100.0	89.4
Boston Shaker Underground	100.0	90.0	100.0	100.0	89.0
Tropicana Underground	100.0	90.0	100.0	100.0	89.1

The underground Mineral Reserve is not expected to be materially affected by significant changes to any of the modifying factors. There is no Resource Modification Factor (RMF) used in the determination of the Mineral Reserve. Mining Recovery Factor (MRF) is 90% based on stope recovery, with no other factor on grade. There is no Mine Call Factor (MCF) applied to the Mineral Reserve.

12.2 Cut-off grades

The open pit Mineral Reserve CoG's are calculated using a standard calculation method in line with the AngloGold Ashanti Guidelines for the Reporting of Exploration Results, Mineral Resource and Mineral Reserve. processing does not change when compared to current mining operations. Costs included are processing fixed and variable, mining and geology fixed costs, ore premium including re-handle and overhaul, stay in business capital (SIBC), and mine closure costs.

As per the original feasibility study, BSUG is planned around an elevated CoG of 2.7g/t. This aligns the life of the underground mine with the life of the open pits, ensuring that site maximises revenue generation during the period that the process plant operates at maximum capacity.

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In areas of the underground mine where material can be mined below this CoG without delaying the planned top-down sequence of higher-grade stopes, a break-even CoG of 2.1g/t is used. The underground break-even CoG has been determined using forecast underground costs based on the mining contract, with an allowance per tonne for processing, administration, mine closure costs, SIBC and other applicable site costs. Gold commodity price has been assumed as per the AngloGold Ashanti's 2021 Guidelines for the Reporting of Exploration Results, Mineral Resource and Ore Reserve, 2021 (Guidelines for Reporting). Tropicana underground (TPUG), being an additional ore source to BSUG, is designed at the break-even CoG of 2.1g/t.

Open Pit Cut-off grade (CoG) calculations

Open Pit Cut Off grade										
Description	**Units**	**Oxide**			**Transitional**			**Fresh**		
Category		FGO	MO	MIW	FGO	MO	MIW	FGO	MO	MIW
Processing Cost	$/dmt	20.42	20.42	20.42	20.42	20.42	20.42	20.42	20.42	20.42
G&A Cost		4.14	3.11	3.11	4.14	3.11	3.11	4.14	3.11	3.11
Rehandling Cost		0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.72
Mine & Geology Cost		0.76	0.00	0.00	0.76	0.00	0.00	0.76	0.00	0.00
Ore Mining Cost		0.51			0.51			0.51		
Non Mining SIB		1.53			1.53			1.53		
Mine Closure		1.33			1.33			1.33		
Total Expense		**29.41**	**24.24**	**24.24**	**29.41**	**24.24**	**24.24**	**29.41**	**24.24**	**24.24**
Metallurgical Recovery	%	89.70%	89.70%	89.70%	89.50%	89.50%	89.50%	89.53%	89.53%	89.53%
Gold Price	$/oz	1,633	1,633	2,072	1,633	1,633	2,072	1,633	1,633	2,072
Royalty		40.83	40.83	51.80	40.83	40.83	51.80	40.83	40.83	51.80
Cut-Off Grade	g/t	**0.60**	**0.40**	**0.30**	**0.70**	**0.50**	**0.40**	**0.70**	**0.50**	**0.40**

Underground CoG calculations

Underground Cut Off Grade			
	Unit	**Break Even**	**Development**
MINING COSTS			
SUPERVISION & OH	$/tonne ore	$ 4.82	
SURVEY	$/tonne ore	$ 0.15	
GEOTECHNICAL	$/tonne ore	$ 0.09	
UNDERGROUND MINE MANAGEMENT SYSTEM	$/tonne ore	$ -	
UTILITIES/SERVICES	$/tonne ore	$ -	
UG POWER	$/tonne ore	$ 6.55	
ORE REHANDLE	$/tonne ore	$ 5.54	$ 5.54
UG MAINTENANCE	$/tonne ore	$ 1.40	
UG GEOLOGY	$/tonne ore	$ 7.65	
MINING OVERHEADS	$/tonne ore	$ 11.19	
MAINTENANCE OVERHEADS	$/tonne ore	$ 4.25	
LATERAL DEVELOPMENT	$/tonne ore	$ 12.84	
VERTICAL DEVELOPMENT	$/tonne ore	$ 0.27	
STOPING	$/tonne ore	$ 14.35	
MINE SERVICES	$/tonne ore	$ 1.99	
HAULAGE	$/tonne ore	$ 5.76	
Capitalised Development Costs	$/tonne ore	$ (6.27)	
Mining Subtotal	$/tonne ore	$ 70.58	$ 5.54
OTHER COSTS			
Processing & Maintenance	$/tonne ore	$ 20.42	$ 20.42
G&A	$/tonne ore	$ 4.14	$ 4.14
On ROM Rehandle	$/tonne ore	$ 0.72	$ 0.72
Non-mining SIBC	$/tonne ore	$ 1.53	$ 1.53
Mine Closure cost	$/tonne ore	$ 1.33	$ 1.33
Other Subtotal	$/tonne ore	$ 28.14	$ 28.14
Mill Recovery	%	89.90%	89.90%
TOTAL COST	$/tonne ore	$ 98.72	$ 33.68
Cut-off grade	**g/t**	**2.1**	**0.7**

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12.3 Mineral Reserve classification and uncertainty

The Mineral Reserve for Tropicana is based on an operating LOM plan. For the open pit, a FS was completed in 2010, which determined a technically achievable and financially economic mine plan and this is updated annually. The pits that make up the open pit LOM plan are Havana, Boston Shaker and Havana South.

For the underground LOM plan, the Boston Shaker FS was completed in 2019 which determined the viability of the Boston Shaker underground project.

All Mineral Reserve is estimated by reporting physicals (volumes, tonnes, grades, material types, etc) against the Mineral Resource model within detailed designs. Mineral Reserve physicals are then scheduled and put through a financial model for economic evaluation.

Exploration drill hole spacing is the basis of the classification. For the open pit, Proven Mineral Reserve l is defined for the areas drilled with 25m spacing and Probable Mineral Reserve is defined on 50m drill spacing.

For the underground, Proven Mineral Reserve is defined for the areas drilled with 12.5m x 12.5m spacing and Probable Mineral Reserve is defined on 25m x 50m drill spacing. The methodology of classification is appropriate for the deposit. Proportion of the Proven Mineral Reserve is a sub-set of Measured Mineral Resource. Probable Mineral Reserve is derived from Indicated Mineral Resource.

Zero percent of the Probable Mineral Reserve have been derived from Measured Mineral Resource

The open pit Mineral Reserve does not contain any Inferred Mineral Resource. Inferred Mineral Resource is excluded from the Mineral Reserve and treated as waste material, which incurs a mining cost but is not processed and hence does not generate any revenue. The total quantity of the Inferred Mineral Resource within the business plan from the open pit is less than 1% the Mineral Reserve. Hence the reported Mineral Reserve financial outcome is not sensitive to the Inferred Mineral Resource within the pit designs.

The underground Mineral Reserve do not contain any Inferred Mineral Resource. The underground Mineral Reserve plan is a subset of the LOMP that sets Inferred Mineral Resource to waste. A cashflow is derived from this schedule to ensure that the Mineral Reserve is cash positive.

The Mineral Resource is exclusive of Mineral Reserve.

12.4 Mineral Reserve summary

Mineral Reserve for the end of year 2021 estimated in this report includes Proven and Probable Mineral Reserve within the open pit designs on the Havana and Boston Shaker open pit deposits, Boston Shaker underground, Tropicana underground, and ore stockpiles.

Gold Mineral Reserve (attributable, 70%)

Tropicana		Tonnes	Grade	Contained gold	
as at 31 December 2021	Category	million	g/t	tonnes	Moz
Boston Shaker Stage 4 - BS04	Proven	1.29	2.35	3.04	0.10
	Probable	0.00	1.40	0.01	0.00
	Total	1.30	2.35	3.04	0.10
Havana Stage 4 - HA04	Proven	0.76	1.68	1.28	0.04
	Probable	3.90	2.07	8.08	0.26
	Total	4.66	2.01	9.36	0.30
Havana Stage 5 - HA05	Proven	0.90	1.79	1.61	0.05
	Probable	3.97	1.80	7.15	0.23
	Total	4.87	1.80	8.76	0.28
Havana Stage 6 - HA06	Proven	0.19	1.80	0.35	0.01
	Probable	7.76	2.00	15.50	0.50
	Total	7.95	1.99	15.85	0.51
Tropicana Stockpile (open pit)	Proven	8.91	0.85	7.58	0.24
	Probable	-	-	-	-
	Total	8.91	0.85	7.58	0.24
Boston Shaker underground	Proven	1.46	3.07	4.48	0.14
	Probable	0.28	3.36	0.95	0.03
	Total	1.74	3.12	5.43	0.17
Tropicana underground	Proven	0.72	2.51	1.81	0.06
	Probable	-	-	-	-
	Total	0.72	2.51	1.81	0.06
Total	Proven	14.24	1.41	20.14	0.65
	Probable	15.91	1.99	31.70	1.02
	Total	30.15	1.72	51.84	1.67

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The attributable open pit Mineral Reserve as of 31 December 2021 is 27.69Mt ore at 1.61g/t average gold grade and 1.43Moz of contained gold. The estimate is based on survey of mined face positions at the end of September 2021 and forecast mining from there until the end of December 2021.

The attributable underground Mineral Reserve as of 31st of December 2021 is 2.46Mt of ore at 2.94g/t for 0.23Moz.

The Mineral Reserve stated in this report is based on tonnes and grade and contained metal delivered to the processing plant (the point where material is delivered to the processing facility). Metallurgical recoveries are not applied.

12.5 Qualified Person's opinion

The underground Mineral Reserve is based on a long hole open stoping method with pillars left between stopes which is technically feasible and appropriate for the orebody. The underground mine has a demonstrated production history. The Tropicana UG Mineral Reserve is sensitive to gold price as break-even CoG will vary with gold price, however the Boston Shaker UG Mineral Reserve is not sensitive to gold price as an elevated CoG is used. Historic Mineral Resource conversion from Inferred to Indicated has been successful over time, it can be reasonably assumed that some of the current Inferred Mineral Resource will convert to Mineral Reserve upon further drilling in the future. It is the QP opinion that there are no other material factors which will impact the underground Mineral Reserve.

It is the QP opinion that there are no significant material factors which will impact the open pit Mineral Reserve.

The open pit LOM plan consists almost entirely of Measured and Indicated Mineral Resource. As such the material classification risk to the Mineral Reserve is extremely low.

The open pit Mineral Reserve is sensitive to changes in gold price. Due to being a bulk mining operation, the Mineral Reserve is sensitive to significant changes in mining cost.

13 Mining methods

Open pit

The open pits at Tropicana are conventional load and haul operations. Loading is by a combination of face shovel, and excavators, and haulage carried out with a fleet of rigid body haul trucks. Smaller class excavators are used for batter scaling operations and ancillary works. A fleet of loaders service the Run of Mine (ROM) stockpile requirements for ore feed to crusher, and to rehandle underground ore material from in-pit stockpile locations to ROM.

The mined ore material is hauled by the open pit mining fleet to the ROM stockpile pad and the crusher. The waste material mined is transported to a combination of external waste dumps and internal in-pit waste dumps. The in-pit waste dumps have been used to reduce the overall haulage distance and therefore the costs, thus allowing the conversion of material from Mineral Resource to Mineral Reserve. Marginal grade ore is stockpiled separately to allow for future processing if determined to be economic.

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Mining rate and equipment selection are based on the current mining operations and is detailed in section 13.2. Open pit grade control RC drilling is completed on a 12m x 12m pattern prior to ore mining. No mining dilution factors are applied to the open pit as the LUC model incorporates internal dilution. Geotechnical and hydrogeological impacts are considered in the mine planning process. Geotechnical and hydrological assessments have been undertaken to feasibility study level for the proposed Havana, Havana South and Boston Shaker pits. Typical mining design batter and berm configuration is shown below. Access ramps are primarily designed to be in the footwall side of the orebody. Mining recovery of ore is assumed to be 100%.

The open pit mine operates in accordance with the Western Australian Mines Safety and Inspection Act 1994 and all other applicable health and safety legislation.

The open pit mine has industry standard health and safety systems in place which include procedures and safe systems of work for all mining activities to ensure the safety of the workforce. Staffing requirements are based on material mined and processed.

Oblique view of Reserve Pits


Waste Landform
Boston Shaker
Havana
Waste Landform
ROM & Crusher

Typical mine design cross section


Havana Typical Section – Looking North
FOOTWALL
HANGINGWALL
Surface
Weathered – Hangingwall and Footwall
Batter face angle 45 – 60°
Berm 12 – 16m
Base of weathering
Fresh Rock
34 m
Ramp - typical
Ore zone
Bench 12m
Max Stack 24m
Bench 12m
Max Stack 36m
Footwall Fresh
Batter face angles 60- to 80°
Berm 12 - 16 metres
Overall slope Angle varies with orebody
– average 32°
24 m
Ramp - minimum
Hangingwall Fresh
Top Bench Batter face angle 65°
Mid and bottom benches 90°
Berm 15.5 metres
Overall slope Angle 60°

Underground

The underground mine is designed using conventional mechanised mining methods. Development uses a jumbo for drill and blast excavations, as well as installing ground support. Production activities are based around variations of top-down longhole stoping methods, depending on the width of the orebody, with ore pillars left in situ between stopes to reduce waste dilution and ensure long term regional stability.

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Areas with an orebody width of less than 20 metres are designed as longitudinal longhole sublevel open stoping, retreating along strike to the cross-cut. Areas with a width greater than 20 metres are designed as transverse longhole stoping, employing multiple ore drives across the stope width connected with cross-cut drives perpendicular to the stope strike

Material movement is by underground trucks via a decline as the main access and haulage way. The waste from development activities will be tipped into the pit bottom from a tip head near the portal. Underground ore will be stockpiled at a temporary ROM pad on the surface, and subsequently rehandled to the processing plant by the surface fleet.

Level spacing varies, with levels early in the mine plan in BSUG at a spacing of 25m, and future levels planned at a spacing of 17.5m. In TPUG, level spacing varies from 25m to 15m depending on orebody dip, with shallower dipping areas of the orebody having a smaller level spacing.

In areas where the orebody footwall dips shallower than 40º, the stope footwall is designed to 40º to ensure rilling of broken material to the floor of the stope. Depending on the grade of stope, dilution or ore loss may be incurred to achieve the 40º footwall profile. A section through BSUG showing transverse stope greater than 20m in width is shown below.

Typical cross section showing level spacing and design


1,940RL
FW
HW
1,940RL
>20m
1,920RL
1,920RL
17.5m
1,900RL
1,900RL
40º
1,880RL
1,880RL

The underground mining schedule is completed using historical actuals. The equipment fleet has been determined to match the mining schedule. Specific equipment model and size class were left to mining contractors to determine.

The underground mine operates in accordance with the Western Australian Mines Safety and Inspection Act 1994 and all other applicable health and safety legislation. The underground mine has industry standard health and safety systems in place which include procedures and safe systems of work for all mining activities to ensure the safety of the workforce. Maximum personnel numbers in underground related areas peak at approximately 150.

13.1 Requirements for stripping, underground development and backfilling

Open pit

Pit slope geometry has been evaluated using modelling techniques for the initial designs and has been adjusted and validated as mining has progressed. The hangingwall overall slope in fresh rock is 60° in the Havana pits, and varies from 50° to 59° in Boston Shaker. The footwall overall slope follows the ore body and is approximately 32 degrees. The footwall slope also hosts the ramps for the pits.

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Open pit geotechnical design parameters				
	Footwall		Hangingwall	
Havana and Boston Shaker	From	To	From	To
Fresh Rock				
Batter face angle (degrees)	60°	80°	65°	90°
Bench height (m)	12	24	12	36
Bench stack (m)	11.3	16	12	15.5
Ramp width (m)	24	34	24	34
Weathered				
Batter face angle (degrees)	45°	60°	45°	60°
Bench height (m)	12	12	12	12
Bench stack (m)	12	24	12	36
Berm width (m)	11.3	16	12	15.5

Underground

The underground operation uses mechanised mining techniques based on jumbo development and longhole open and transverse stoping. These methods are proven, normal industry practices for hard rock underground mining.

The lateral development design is based on a main decline from the Tropicana pit (TP02), with development declines following the Boston Shaker 3 (BS03) and Boston Shaker 4 (BS04) and Tropicana (TP03) ore bodies. The decline is the main haulage way and the fresh air intake into the mine. The decline is designed as a constant spiral, with minor lateral adjustments from level to level to account for the dip of the orebody.

A ventilation system of return air drives (RAD) and return air rises (RAR) are designed on the level access to minimise blasting fumes and contaminants entering the main air intake on the decline, hence reducing re-entry time. The ventilation system allows primary ventilation to be reticulated to the working depths of the mine to always ensure a healthy working atmosphere.

An escapeway system comprising of ladderways and escapeway access drives are designed throughout the mine to ensure a second means of egress is available from all work areas.

Stockpiles are developed off the decline to allow for stockpiling material from the development face. Once the decline face has advanced and the stockpile is no longer required for stockpiling material, it can be re-purposed for other uses such as materials storage or as a pump cuddy.

An access cross-cut to access the orebody is developed from the decline at each extraction level, and will intersect the orebody perpendicularly. The cross-cut will form the basis of a production level, with ore drives developed from it along strike. An operating stockpile is designed off each access cross-cut to allow for stockpiling of material from the level and the loading of trucks

Sumps are developed as close as practical to the cross-cut to minimise erosion of the decline road surface by water from the production level.

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A typical level layout for development is shown below for both Boston Shaker 3 (BS3) and Boston Shaker 4 (BS4), with stope outlines shown in purple.


BS3
Longitudinal Stopes
Return Air
Transverse Stopes
Decline
Escapeway
Stockpile
BS4
Longitudinal Stopes
Stockpile
Escapeway
Decline
Return Air

Underground development ground support is bolt and meshing of drives. Underground geotechnical analysis was completed to a FS level. Resultant ground support, design parameters, and pillar factors were accounted for in the design and costing. The declines and other long-life capital are bolted with 2.4m resin bolts, while other drives use 2.4m friction bolts, with a ring spacing of 1.4m. Development intersections are cable bolted with 6m twin stand bulb cables. The ground support assumptions are detailed in the table below with an example.

Ground support criteria for underground mining

Applies to	Mesh dist. From Floor (m)	# 2.4m Resin Bolt per ring	# 2.4m Friction Bolt per ring	# 0.9m Stubby Bolt per cut	# 6m Cable bolt
Decline – 5.5mW x 5.8mH – Arched	3	8	0	8	-
Level Access – 5.5mW x 5.8mH – Arched	3	8	0	8	-
Stockpile – 5.5mH x 5.8mW – Arched	3	10	0	10	-
Ventilation Drive – 5.0mW x 5.0mH – Arched	3	6	0	6	-
Ore Drive – 5.0mW x 5.0mH – Arched	3	0	6	6	-
Slot Drive – 5.5mW x 5.0mH – Arched	3	0	7	7	
Sump – 5.0mW x 5.0mH – Square	3	0	6	6	-
3 Way Intersection	-	-	-	-	11
4 Way intersection	-	-	-	-	14

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Typical Ground Support design


5558MR Arch
5.5mW x 5.5-5.8mH Arched Development (Decline and Level Access ways)
2.4m
1.5m
1.8m
5.5 -5.8m
1. Install bolts perpendicular to rock surface
2. Ground support (bolts and surface support) installed to 3m above floor
3. Use 0.9m Stubby split set to pin mesh to previous cut
4. 1.8m arched profile
5. Install mesh to within 0.5m of face
4m
3.0m
5.5m
Plan view of Ground Support
1.4m
1.4m
2.4m Resin Bolts
0.9m Split set
Surface Support: Mesh
Specification: 100mm x 100mm aperture x 5mm diameter
Apply to minimum 3m from floor
Overlap minimum 300mm
Mesh size 1.8m x 4.5m installed along the drive (7 sheets)
Reinforcement: Galvanised Resin Bolts
Bolt Specification: 2.4m / Ø 21mm
Drill bolt hole (Ø 33-36mm) to 2.3m depth
Plates: Galvanised combi Plates (300 x 280mm)
Ring spacing – 1.4m (3 per 4.2m cut)
Bolt spacing – 1.5m
8 bolts per ring

Stope hangingwall cables are planned to reduce stope dilution and reduce the amount of ore left in situ in stope pillars. At this stage there is no geotechnical requirement for filling of stopes and as such no fill has been planned. Stope voids are designed to be stable in the long term. Potential exists for waste filling the stope voids to reduce haulage costs or paste filling high-grade stopes to increase extraction ratios, these will be evaluated solely on economic benefits rather than geotechnical stability.

Ventilation is designed to have the Boston Shaker portals as fresh air intakes and a dedicated return air rise as the exhaust with a new portal into the TP02 pit for TPUG exhaust. Vent modelling was completed to ensure adequate airflow is achieved for the proposed diesel fleet and mining activities. Primary ventilation for Boston Shaker is supplied to the underground workings by 4 x 355kW fans installed in parallel at the base of a 5.0m diameter return air rise to surface. A total of 4 x 110kW fans installed in parallel in a bulkhead will provide primary ventilation to TPUG. This is reticulated to the underground workings via interlevel rises. Secondary ventilation is provided to working headings via the use of fans and ventilation ducting. Due to the shallow nature of the mine, no cooling is required.

A 2.4m dia. escapeway rise to surface with ladder provides a second means of egress from the mine. Interlevel 1.1m dia. rises with ladders installed complete the secondary egress path to the working levels.

13.2 Mine equipment, machinery and personnel

The open pit mining equipment is owned and maintained and operated by the Alliance contract partner, Macmahon. The numbers of equipment are derived from the requirements to execute the LOM plan. The open pit primary mining operation is carried out by three 600t class dig units, one in shovel configuration, and two in backhoe configuration, plus two 400t excavators. The face shovel is used for the waste stripping, while the excavator fleet is used for mining both ore and waste. The open pit haulage fleet is primarily 240 tonne class rigid body trucks. Front end loaders, and 180 tonne class trucks are used for rehandle of ore material, and other ancillary activities. The open pit operation is supported by 7 Track dozers, a wheel dozer, 2 graders and 3 watercarts.

The drill and blast operations are carried out by Macmahon, with the explosives supply contract provided

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AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 61 by Dyno Nobel. An onsite magazine is licensed and used for explosives handling and storage. The drilling fleet consists of a mix of large platform rigs for production blasting, and smaller rigs for wall control and presplit drilling. Open Pit Mining Equipment List Open pit operations personnel work a typical two weeks on, one week off roster, with a day and night shift staffing covering continuous 24-hour operations. The open pit equipment maintenance is supported by a large onsite mechanical workshop, and tyre repair facility. The maintenance workshop is operated by Macmahon. The primary fleet for the underground mine is summarised below. This is supported by ancillary equipment including explosives charge vehicles, a grader, a large diameter uphole borer for slot rising and escapeways, a boom mounted production rig for production hole cleaning and a light vehicle fleet. Underground Mining Equipment List Equipment Model Number Development drill Sandvik DD421-60C 4 Haul truck Sandvik TH663i 5 Loader Sandvik LH621 5 Production Drill Sandvik DL421-15C 2 Integrated Tool Carrier Volvo IT L120 3 Underground mobile equipment is owned by the mining contractor with a fixed monthly fee paid for each piece of equipment. Numbers of equipment required from the mining are driven by the LOM with a forecast completed each quarter. Compressed air for mining activities is provided from surface air compressors through the escapeway rise and is reticulated to provide working pressures working areas via 110mm diameter HDPE pipe. Water is also reticulated to underground working areas the same way from surface dams. A primary dewatering station is located at the base of the surface escapeway which pumps mine water to surface though services pipes installed in the escapeway to a mine water dam on the surface. Pumps are installed progressively as mining reaches lower depths to pump water to the primary dewatering station. AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 62 The underground mine is a 24-hour continuous operation with two 12-hour shifts each day. Underground personnel work a 2 week on - 2 week off roster rotation. 13.3 Final mine outline The final plan outline is shown in the figures below. Long Section – final open pit Mine design Plan View – Mineral Reserve open pit mine design (mine grid 1000m grid) AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 63 The figure below shows the undergound LOM with TPUG to the left and BSUG to the right. The Mineral Reserve are shown in green, and are a subset of the LOM. Location of the underground Mineral Reserve in green and the LOM in red 14 Processing and recovery methods The processing methods for all material uses the currently operating plant. The plant has been in operation since 2013 and uses industry standard processing techniques. The process is as follows: • Gyratory primary crusher. • Secondary cone crushers duty standby • High-pressure rolls crushers. • Ball mill grinding circuit. • CIL circuit. • ARL split elution with electrowinning Name plate plant capacity was originally 5.8Mtpa. Current achieved plant rates are equivalent of 9.3Mtpa. Several improvement projects were carried out, including (variable speed drive) VSD on conveyors, additional ball mill, improved water quality, unlocking the underutilised capacity of the HPGR and adding extra leach tanks. The power station on site has 48MW installed generating capacity while power demand for current operation is at 32MW. The station operates on a n+2 (number required plus 2 additional units) configuration for maintenance purposes consisting of 4 Diesel and 24 natural gas sets. Water supply is from 2 borefields with excess capacity for life of mine. The processing equipment remains suitable to treat the feed material based on comminution and recovery test work conducted. The main feed sources to the plant includes material from BS04, HA04, HA05, BSUG and stockpiles. Sources are predominantly fresh rock with minor amount of lower grade oxide available. Tropicana underground mine Boston Shaker underground mine AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 64 Aerial view of the Processing Plant and Office area Process plant flow sheet

AngloGold Ashanti Tropicana - 31 December 2021

15 Infrastructure

The current infrastructure is sufficient to allow for the mining of all declared Mineral Reserve with ongoing maintenance and repairs. All of the currently approved projects can be serviced by the existing infrastructure. The design and methods of construction of the infrastructure allow for future expansion if required.

Miningwal trough water bore field location relative to the mine


405
350
345
Kilometres
TROPICANA JOINT VENTURE
PWS Borefield (Miningwal Trough)
Water Services
345



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Roads

Road access to TGM is via the Pinjin Access Road. This is the main access road for the mine site from Kalgoorlie. The road is maintained and in good condition. Triple road trains (truck and three trailers) are used to transport most reagents, equipment and other goods. Low bed trailers are used to transport the heavy mining equipment (HME) and out-of-gauge equipment. All access roads and site roads are in good working condition.

Flights

The TGM site has a sealed runway built to Civil Aviation Safety Authority (CASA) specifications. There are several flights from Perth to site and from Kalgoorlie to site each week. These flights are primarily for transporting the employees to and from site for their working roster. The current flights from Perth are via 100 seat jets. The Flights from Kalgoorlie are via smaller propeller driven aircraft.

Water

Operating and processing water is collected primarily from 2 bore fields that are located within a 60km radius from the operation. Water from open pit and underground de-watering activities are used in the processing plant and topped-up with water from the bores. Potable water is created using a reverse osmosis water purification plant.

Kamikazi Water Bore Field location relative to the mine


Aerodrome
Village
TROPICANA JOINT VENTURE
Kamikazi Borefield
Expansion Plan

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TSF

The tailings storage facility (TSF) is currently in a single facility that has an approved capacity of 75Mt of tailings material. An expansion to 125Mt is planned with regulatory approval expected towards quarter 2 2022. All technical and environmental studies have been completed and submitted and there is no foreseeable reason why approval will not be granted. This expanded facility has sufficient capacity for the declared Mineral Reserve. The TSF is an earth embankment dam, using low permeability material in the core of the wall and the base of the dam. The material for construction is sourced from the surface mining activities.

TSF Design


LEGEND:
NOTES:
TAILINGS
STORAGE
FACILITY
PLANT SITE
WASTE DUMP

Power

Power on site is supplied through a power purchasing agreement (PPA) with a local power supplier. The power provider has built a dedicated power station consisting of a combination of diesel and gas powered generators with a capacity of 48.5MW for the sole use of TGM. Natural gas is supplied via the Eastern Goldfields Pipeline line that runs from Murrin Murrin to the mine site. Sufficient power generation capacity exists to cover all operations to mine the current Mineral Reserve. The power plant can easily be expanded should it be required in future.

The current approved surface operations include the Havana open pit and the Boston Shaker open pit. Additional small scale near mine open pits are currently being studied, however, at present these are not material to the operation. The current underground operations include the Boston Shaker underground. The Tropicana underground and Havana underground are currently being studied to assess the economic viability of these orebodies.

Key pieces of current infrastructure include:

- A 1000 room camp, including messing and service facilities complete with sewerage and potable water treatment facilities.
- An all weather airstrip and all associated facilities
- Open pit and underground mining facilities, including offices, warehouse, workshop, explosive storage, fuel storage and wash-down bay.

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- Open pit mining is done by contractor with the fleet primarily consisting of conventional large scale blast hole drill rigs, conventional large scale hydraulic excavators and shovels matched with ridged body dump trucks. The open pit mining has capacity to mine up to 100Mtpa.
- Underground mining is done by contractor. The underground operations fleet primarily consists of large mechanised drill rigs, loaders and articulated trucks. The underground fleet has capacity to mine up to 1.5 Mtpa.
- A third party power station with power supply done through a PPA. This is a combination diesel and gas station with the installed capacity of 48.5MW.
- A conventional processing facility including two-stage crushing followed by a HPGR, two Ball mills, CIL and recovery circuits.
- The crushing circuit consists of a primary gyratory crusher, feeding a set of secondary cone crushers and tertiary rolls crushers (HPGR). A 14MW Ball mill and 6MW Ball mill in parallel completes the grinding circuit. A CIL circuit is used to extract the gold from the ore, and a standard ARL elution and recovery systems is used to form gold bars.
- Tails Storage Facility (TSF) and associated infrastructure.

The TSF is an earth embankment style storage facility constructed from material sourced from the mining activities. It has a capacity of 75Mt with an expansion study to increase capacity to 125Mt.

Any future surface or underground operations have the potential to require expansion of some of the key facilities, being the power station, camp and support infrastructure. All of the infrastructure has been designed and constructed to allow for expansion if required.

All currently approved operations are supported by existing infrastructure, with the infrastructure allowing the extraction of the declared Mineral Reserve.

All necessary logistics have been considered. TGM is a mature operation that has all necessary support infrastructure already in place to achieve the declared Reserve. In the opinion of the QP, the infrastructure is adequate to support the anticipated production targets from the surface and underground operations.

TGM Accommodation Village


N

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AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 69 Site Plan 16 Market studies The primary product sold from the mining and beneficiation of ore at our operations, is gold doré. The accepted framework governing the sale or purchase of gold, is conformance to the loco London standard. Only gold that meets the LBMA’s Good Delivery standard is acceptable in the settlement of a loco London contract. In the loco London market, gold is traded directly between two parties without the involvement of an exchange, and so the system relies on strict specifications for fine ounce weight, purity and physical appearance. For a bar to meet the LBMA Good Delivery standard, the following specifications must be met as a minimum: • Weight: 350 fine troy ounces (min) – 430 fine troy ounces (max) 1000m AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 70 • Purity / Fineness: Minimum fineness of 995.0 parts per thousand fine gold • Appearance: Bars must be of good appearance not displaying any defects, irregularities such as cavities, holes or blisters. Only bullion produced by refiners whose practices and bars meet the stringent standards of the LBMA’s Good Delivery List can be traded on the London market. Such a refiner is then an LBMA Accredited Refiner and must continue to meet and uphold these standards in order for its bars to be traded in the London market. Provided the bullion meets the LBMA Good Delivery standard, it is accepted by all market participants and thus provides a ready market for the sale or purchase of bullion. Annually, the gold prices used for determining Mineral Resource and Mineral Reserve are determined by the Mineral Resource and Ore Reserve committee (RRSC). Two different prices used for determining Mineral Resource and Mineral Reserve. These prices are provided in local currencies and are calculated using the historic relationships between the USD gold price and the local currency gold price. The Mineral Resource price reflects the company’s upside view of the gold price and at the same time ensures that the Mineral Resource defined will meet the reasonable prospects for economic extraction requirement. Typically, the price is set closer to spot than the Mineral Reserve price and is designed to highlight any Mineral Resource that is likely to be mined should the gold price move above its current range. A margin is maintained between the Mineral Resource and ruling spot price and this implies that Mineral Resource is economic at current prices but that it does not contribute sufficient margin to be in the current plans. The Mineral Reserve price provided is the base price used for mine planning. AngloGold Ashanti selects a conservative Mineral Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The company uses a set of economic parameters to value its assets and Business plan, these economic parameters are set on a more regular basis and reflect the industry consensus for the next five years. These are generally higher than the Mineral Reserve price and enable more accurate short term financial planning. Finally, the company uses a fixed price to evaluate its project and set its hurdle rate. This price and the hurdle rate are set by the board and changed when indicated due to significant changes in the price of gold. The determination of the Mineral Resource and Mineral Reserve prices are not based on a fixed average, but rather an informed decision made by looking at the trends in gold price. The gold prices and exchange rates determined are then presented to the RRSC for review, in the form of an economic assumptions proposal document once a year (generally the second quarter of the year). After review and approval by the committee, it is sent to AngloGold Ashanti’s Executive Committee ("EXCO") for approval. The prices for copper, silver and molybdenum are determined using the same process used for gold. Within the Australian region, mining activities are outsourced to contractors and the mining contracts allow for the equipment to be purchased by the company (at its sole discretion) at the end of the contract period at its written down value plus the mark-up rate. The company reserves the right to purchase all, some or none of the plant and equipment. Prior to start-up all major mining contractors are invited to tender and the most appropriate tender is accepted thereby ensuring that the best competitive current pricing is achieved. Prior to contract award, the pricing of these contracts is bench marked and Rise and Fall mechanisms analysed to ensure best value. The contracts are currently executed and not in negotiation. The mine produces doré bars which are sent to the accredited Perth gold refinery for refining. Refining prices are subject to exchange rates. Other contracts that are put in place include on-site and off-site assay facilities, exploration and production drilling, reagent supplies, on-site catering and facilities management services, fuel supply, explosive supply and aviation (chartered flights). 17 Environmental studies, permitting plans, negotiations, or agreements with local individuals or groups 17.1 Permitting All environmental and legal obligations applicable to the Tropicana Gold Mine have been met. All planned and future expansions to the current operation fit with all approved mining areas and current environmental approvals. AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 71 ISO 14001 (2015) certification requirements have been met as have the Cyanide Code requirements. The Cyanide Code is administered by The International Cyanide Management Institute (the “Institute” or “ICMI”), a non-profit corporation established to administer the Cyanide Code, and to develop and provide information on responsible cyanide management practices. All tenements are in good standing and environmental legal compliance requirements do not pose any material risk. The project has undergone an environmental assessment under both the state and federal processes at a level of Public Environmental Review (PER). During the PER, consultation occurred with Indigenous groups, environmental groups, state and local government agencies, industry representatives, adjacent land holders and federal government agencies. Waste rock from mining is dealt with in the following Waste Landform Domains: • Landform East (LEA) • Landform West (LWE) • Landform Tailings (LTA) Waste rock movements are scheduled in Integrated Mine Plan and dumped according to the Mince Close Plan specifications. The state environmental approval was obtained in September 2010 with a Ministerial Statement (M839) and the federal approval in December 2010, which included the requirement for establishing The Trust as part of its biodiversity offsets strategy for the project. The Great Victoria Desert Biodiversity Trust (the Trust) has been established to offset the residual impacts associated with TGM and to meet the offset standards of both the state and federal governments. The Trust is a unique offset model with the aims of improving biodiversity outcomes for Matters of National Environmental Significance (MNES) species and biodiversity across the region in which the TGM is located. Archaeological and Ethnographic surveys were completed over the operational development area and artefacts, scatters and relevant information has been documented and mapped. There are no Threatened flora at TGM. No Threatened Ecological Communities (TECs) or Priority Ecological Communities (PECs) occur at TGM. Threatened Fauna habitat has been assessed under Environmental Protection and Biodiversity Conservation Act (EPBC Act) and Part IV of the Environmental Protection Act. Comprehensive fauna surveys have been conducted across TGM, with 223 species being recorded including two amphibians, 73 reptiles, 116 avifauna and 26 native mammal species. Six introduced species have also been recorded including feral dogs, cats, foxes, rabbits, house mouse and camels. Of greatest significance to this application are several ground dwelling Threatened and Priority fauna species at TGM including: • Sandhill Dunnart (Endangered under the EPBC Act and Biodiversity Conservation Act) • Malleefowl (Vulnerable under the EPBC Act and Biodiversity Conservation Act) • Southern Marsupial Mole (DBCA Priority 4) • Brush-tailed Mulgara (DBCA Priority 4) • Whilst other ground dwelling fauna are also present and potentially at risk from predatory vermin, the listed fauna are the most conservation significant species present at TGM As an operating gold mine in Western Australia (WA), Tropicana Gold Mine (TGM) meets all environmental and legislative requirements, which includes the following reporting commitments: • Annual Environmental Report, Mine Closure Plan, Mine Rehabilitation Fund to DMIRS Annual Environmental Report and Annual Audit Compliance Report for Licence 8676/2012/1 to DWER Part V AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 72 • Annual Compliance Assessment Report for Ministerial Statement 839 to DWER Part IV • Annual Groundwater Monitoring Summaries and Triennial Aquifer Reviews to Department of Water (DWER) to meet Rights in Water and Irrigation Act (RIWI Act) requirements • EPBC Act Annual Compliance Assessment Report to DAWE (federal government) TGM maintains a strong relationship with Regulators: • Annual engagement with DMIRS and DWER to discuss approval approach for the year - approval mechanisms, technical data inputs and closure implications • Engagement with regulators to clarify detail regarding Requests for Further Information (RFI) for exploration applications and mining proposals • Engagement with the EPA for scoping purposes • Engagement with DWER with groundwater operating strategies • Use of DMIRS online system to track approval progress • Ad hoc communication initiated by regulators Comprehensive baseline environmental studies have been completed for the existing operational areas of Tropicana Gold Mine (TGM). There are not any: • Threatened flora • Threatened Ecological Communities (TECs) • Priority Ecological Communities (PECs) at TGM. • Threatened Fauna habitat has been assessed under EPBC Act and Part IV of the Environmental Protection Act. Baseline studies are regularly updated with 2020 and 2021 being the last years. For the existing active mining area and current life of mine Plan, there are no environmental factors that could have a material effect on the likelihood of economic extraction. 17.2 Requirements and plans for waste tailings disposal, site monitoring and water management Waste at Tropicana, including the disposal of Tailings, is regulated under Part V of the Environmental Protection Act and Tropicana operates under Prescribed Premises Licence 8676/2012/1 with the following categories: • Processing or beneficiation of metallic ore or non-metallic ore (tailings) • Screening etc. of material on which material extracted from the ground is screened, washed, crushed, ground, milled, sized or separated • Electric power generation on the premise on which electrical power is generated using Diesel or Gas fuel • Sewerage facility on the premise on which sewerage is treated (excluding septic tanks) • Class II or III putrescible landfill site for burial of waste • Bulk storage of chemicals This licence includes water monitoring commitments and a seepage recovery bore network (or Seepage Mitigation Programme) has been established around the TSF and a commitment to water monitoring (10 years) as part of mine closure. The requirement to complete an Annual Audit Compliance Report is a condition of the Prescribed Premises Licence 8676/2012/1.

AngloGold Ashanti Tropicana - 31 December 2021

Tropicana tailings storage facility and waste landforms (mine grid 1000m grid)


Tailings Storage Facility (TSF)
Waste Landform – Tails (LTA)
Waste Landform – East (LEA)
Waste Landform – Tropicana (LTP)
Waste Landform – West (LWE)
Waste Landform – Havana South (LHS)
46000E
47000E
48000E
49000E
50000E
41000N
40000N

17.3 Socio-economic impacts

Social management plans are not legislated in the Australian jurisdiction. As such, none have been identified.

The Tropicana Gold Mine (TGM/project) is part of AngloGold Ashanti's global company, which spans a wide variety of cultural, economic and social landscapes. Given this complex and diverse environment, establishing good relationships built on trust with host communities is fundamental to acquiring and maintaining our social licence to operate.

TGM continuously strives as far as possible to nurture harmonious relationships with the projects host communities. This is evidenced in the AngloGold Ashanti stakeholder standards which are robust with business planning and project management standards that incorporate stakeholder engagement processes applicable for each of the various matters of engagement throughout the value chain.

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TGM engages with communities throughout the life cycle of its operations as it is crucial to creating shared value and its ability to create a positive and enduring legacy in line with the company values.

As acknowledged by the Indigenous Affairs Minister Ben Wyatt, the Chamber of Minerals and Energy of Western Australia (CMEWA) and its members (which include AngloGold Ashanti Australia) have been actively engaged in, and supportive of, the reform process of the Aboriginal Heritage Act 1972 (WA), and will continue to support the extensive consultation process. Reform of the Act will deliver a modernised legislative framework, which further empowers Traditional Owners and local knowledge holders to make decisions about their own cultural heritage.

CMEWA and its members support a system that provides Aboriginal people with a real and meaningful role in decisions affecting their heritage. CMEWA remains a strong advocate for streamlined legislation governing land use in Western Australia and supports proposals that provide a clear framework within which transparent land use decisions can be made efficiently and effectively.
In addition, AngloGold Ashanti Australia is working with the Minerals Council of Australia, as a member of its new Indigenous Partnerships Committee, to develop a collective industry response to rebuild trust and drive the next generation of partnerships with Aboriginal and Torres Strait Islander landowners and communities.

Tropicana Gold Mine, through its participation in the West Australian Chamber of Minerals and Energy, support a system that provides Aboriginal people with a real and meaningful role in decisions affecting their heritage.

AngloGold Ashanti Australia mining operations are located in the Eastern Goldfields of Western Australia. Tropicana is located 330km east-northeast of Kalgoorlie. The nearest Aboriginal communities are at Tjuntjuntjara, 250km east of Tropicana; Cosmo Newbery, 97km northeast of Laverton; and Coonana, 225km southwest of Tropicana. The company has been mining and exploring in this region for more than 25 years. The Traditional Owners in this region are often referred to as the Wongatha people and, to the east of Tropicana, the Spinifex people.

The company has built and maintained constructive relationships with the Traditional Owners in the Eastern Goldfields of Western Australia over more than two decades. These relationships are built on trust and guided by values-based policies and procedures, providing a strong basis for successful community engagement.

While determination of Native Title in the Eastern Goldfields is ongoing under Australian Native Title legislative processes, the company has adopted a comprehensive community investment strategy, which targets:

- Education support
- Health and wellbeing
- Indigenous employment
- Progressive contracting and procurement practices supporting the development of Aboriginal-owned businesses.

17.4 Mine closure and reclamation

In Western Australia, the Mining Act 1978 defines a mine closure plan as a document that:

- Is in the form required by the guidelines
- Contains information of the kind required by the guidelines about the decommissioning of each proposed mine, and the rehabilitation of the land, in respect of which a mining lease is sought or granted, as the case may be.

The Statutory Guidelines for Mine Closure Plans detail the mandatory form and content of information required in a mine closure plan.

A mine closure plan required under the Mining Act must meet the form and content requirements of Part 1 of the Statutory Guidelines for Mine Closure Plans.

Tropicana Gold Mine (TGM) has an approved Mine Closure Plan (MCP) with DMIRS as required by the

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Mining Act and next update of this plan is required at the end of January 2022. This MCP includes detailed reclamation plans.

In terms of financial provisioning for closure, TGM has a legal obligation under the Mining Act 1978 to register for the Mining Rehabilitation Fund (MRF) and supply an MRF report by 30 June each year.

The Mining Rehabilitation Fund (MRF) provides a pooled fund, levied annually according to the environmental disturbance existing on a tenement at the annual reporting date. TGM has met its requirements of the MRF and uses a software tool to manage compliance in this regard. The company has an internal process to provision closure at year end (December) annually and submit a liability estimate for each operation to corporate.

TGM have developed a detailed spreadsheet closure cost model which is periodically independently audited. The cost model was designed in consultation with a consultant, in order to provision for closure and meet the corporate standard for closure. The key mine closure requirements for Tropicana are the industrial infrastructure decommissioning, rehabilitation of surface disturbance areas such as access roads, the accommodation village, hardstands, stockpiles, exploration access tracks, and the reprofiling and topsoil placement on waste rock landforms and tailings dams, and placement of abandonment bunding.

17.5 Qualified Person's opinion on adequacy of current plans

Environmental legal obligations have been met. All expansions to the current operation fit with all approved mining areas and current environmental approvals.

17.6 Commitments to ensure local procurement and hiring

The Tropicana Gold Mine mining leases are located approximately 330 kilometres northeast of Kalgoorlie and 200km east of Laverton; 900km northeast of Perth. Access is by road from Kalgoorlie, or by flight. The workforce for Tropicana is fly in fly out from Kalgoorlie and Perth. Kalgoorlie is the nearest major centre that has capacity to provide personnel, equipment, materials and services. As a result, a large majority of procurement and hiring is sourced from either Kalgoorlie or Perth.

18 Capital and operating costs

18.1 Capital and operating costs

The financial and economic inputs for the expansion are aligned with the current corporate assumptions. The Mineral Reserve gold price used was $1,633AUD or $1,200USD.

The mining costs are based on annual rate review costs that are estimated between the owner team and the contractor. Processing costs are based on a fixed and variable rate applied to throughput, these include power and reagents. Administrative costs are based on personnel levels required to conduct operations.

Stay in Business Capital is based on a combination of scheduled maintenance costs and forecast costs to maintain plant and infrastructure.

The breakdown of operating and capital costs are shown in section 19.2

18.2 Risk assessment

No material risks have been identified. There are typical risks of an open pit mine operations such as heavy rain events and geotechnical risks.

The underground operation has no significant specific risks that are outside of typical risk associated with underground mining operations.

These risks are managed through implementation of various risk management mechanisms as much as practical.

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19 Economic analysis

19.1 Key assumptions, parameters and methods

All relevant costs, exchange rates and royalties are listed in the economic analysis in section 19.2. The value of the economic analysis is done at discount rates of 0%, 5%, 10% and 15%.

19.2 Results of economic analysis

The cashflow shown is on an annual basis and contains only the Mineral Reserve material. All Inferred Mineral Resource material in the schedule used for the cash flow forecast was set to waste.

The NPV and IRR of the Mineral Reserve are both positive and align with the corporate targets. An integrated schedule was tested for cash positive, as were the individual areas mined by incremental analysis to conclude that they were cash positive.

Tropicana Gold Mine economic analysis (100% Basis)

Item	Unit	Total LOM	2022	2023	2024	2025	2026	2027
Production								
Gold	oz ('000)	2,077.2	426.7	438.4	396.2	277.1	354.9	183.8
Silver	oz ('000)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Copper	lb ('000)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Revenue								
By product (+/-)	USD M	-11.8	-2.3	-2.4	-2.3	-1.6	-2.1	-1.0
Gross Revenue	USD M	2,504.4	514.4	528.6	477.7	334.2	428.0	221.6
Royalties	USD M	62	12.8	13.1	11.9	8.3	10.6	5.5
Operating Costs								
Mining Cost	USD M	1,005	171.3	264.0	267.6	154.2	123.8	24.2
Processing Cost	USD M	741	139.5	141.7	141.7	133.7	135.5	48.9
General & Admin	USD M	147	30.5	30.0	27.6	27.4	20.0	11.3
Other Operating Costs	USD M	36	6.4	6.6	6.7	6.8	6.6	2.7
Total Operating Cost	USD M	1,929	347.7	442.2	443.6	322.2	285.8	87.1
Sustaining Capital	USD M	165	57.4	66.7	22.1	10.0	6.3	2.0
Non-GAAP Metrics & Cash Flow								
Total AISC	USD M	2,093	405.1	508.9	465.7	332.3	292.1	89.1
Total AISC	USD/oz [1]	1,008	949	1,161	1,176	1,199	823	485
Other Capital (non Sust.)	USD M	151	146.8	4.7	0.0	0.0	0.0	0.0
Total AIC	USD M	2,245	551.9	513.6	465.7	332.3	292.1	89.1
Total AIC	USD/oz [1]	1,081	1,293	1,171	1,176	1,199	823	485
Closure Costs	USD M	22	2.1	2.1	4.4	4.4	4.4	4.4
Tax	USD M	73	0.0	0.0	0.0	0.0	36.3	36.8
Free Cash Flow	USD M	103	-52.5	-0.3	-4.3	-10.7	84.6	85.8

1 Ounces of Gold

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AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 77 Key metrics Unit Value NPV0 USD M 102.5 NPV5 USD M 69.1 NPV10 USD M 44.5 NPV15 USD M 26.0 Cash Flow Margin % 11% Comments: • By Products reported as Revenue and/or cost. Credit and/or Loss • Closure costs - only on material 'yet to be mined' • No sunk capital • Currencies: $US. 19.3 Sensitivity analysis Sensitivities were run on the various inputs for the project. The project is the most sensitive to variations in gold price, Grade processed and operating costs. The gold price and grade processed produce the same results. 20 Adjacent properties There are no relevant adjacent properties. 21 Other relevant data and information 21.1 Inclusive Mineral Resource The Inclusive Mineral Resource for each source is provided in the table below. 102.5 -400 -300 -200 -100 0 100 200 300 400 500 600 -20% Base Case (0%) +20% N P V 0 af te r- ta x (U SD M ) Sensitivities on Key value drivers (+/- 20%) Gold Price Grade Processed Operating Costs Capital Costs AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 78 Inclusive gold Mineral Resource (attributable, 70%) Tropicana Tonnes Grade Contained gold as at 31 December 2021 Category million g/t tonnes Moz Boston Shaker Stage 4 - BS04 Measured 1.49 2.11 3.15 0.10 Indicated 0.01 0.83 0.01 0.00 Measured & Indicated 1.50 2.10 3.16 0.10 Inferred - - - - Havana Stage 4 - HA04 Measured 1.05 1.36 1.44 0.05 Indicated 4.86 1.77 8.60 0.28 Measured & Indicated 5.92 1.70 10.04 0.32 Inferred - - - - Havana Stage 5 - HA05 Measured 1.22 1.47 1.79 0.06 Indicated 5.16 1.53 7.90 0.25 Measured & Indicated 6.38 1.52 9.68 0.31 Inferred - - - - Havana Stage 6 - HA06 Measured 0.27 1.43 0.39 0.01 Indicated 10.22 1.65 16.87 0.54 Measured & Indicated 10.49 1.64 17.26 0.55 Inferred 0.00 0.74 0.00 0.00 Havana South Shell Measured 1.19 0.95 1.13 0.04 Indicated 9.21 1.06 9.73 0.31 Measured & Indicated 10.40 1.04 10.86 0.35 Inferred 0.93 0.96 0.90 0.03 Tropicana Stockpile (open pit) Measured 21.02 0.65 13.77 0.44 Indicated - - - - Measured & Indicated 21.02 0.65 13.77 0.44 Inferred - - - - Boston Shaker underground Measured 3.62 2.97 10.74 0.35 Indicated 0.94 3.18 2.98 0.10 Measured & Indicated 4.55 3.01 13.72 0.44 Inferred 8.76 2.98 26.08 0.84 Tropicana underground Measured 2.09 2.54 5.31 0.17 Indicated - - - - Measured & Indicated 2.09 2.54 5.31 0.17 Inferred 2.87 2.25 6.44 0.21 Havana underground Measured 0.05 2.13 0.10 0.00 Indicated 2.14 2.96 6.33 0.20 Measured & Indicated 2.19 2.94 6.44 0.21 Inferred 9.04 2.49 22.54 0.72 Havana South underground Measured - - - - Indicated - - - - Measured & Indicated - - - - Inferred 2.17 2.32 5.05 0.16 Total Measured 32.00 1.18 37.81 1.22 Indicated 32.54 1.61 52.42 1.69 Measured & Indicated 64.54 1.40 90.23 2.90 Inferred 23.78 2.57 61.02 1.96 21.2 Inclusive Mineral Resource by-products There are no by-products. 21.3 Mineral Reserve by-products Where silver or other base metals are associated with AngloGold Ashanti's gold bars, credit is received from the refining companies however, this is not quantified as a by-product due to the low levels. AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 79 21.4 Inferred Mineral Resource in annual Mineral Reserve design AngloGold Ashanti’s planning process allows the use of Inferred Mineral Resource in Mineral Reserve determination and reporting as well as in our business planning. These two are closely aligned with the Mineral Reserve being a subset of the business planning process. It is important to note that in all AngloGold Ashanti’s processes, despite the use of Inferred Mineral Resource, we never convert the Inferred Mineral Resource to a Mineral Reserve. AngloGold Ashanti completes an Inferred Mineral Resource risk test on all plans. This involves setting the Inferred Mineral Resource grade to zero within the Mineral Reserve design (thereby considering a worst- case scenario whereby the Inferred Mineral Resource totally fails to deliver, and it is completely made up of waste). The Mineral Reserve design is evaluated with the Inferred Mineral Resource at zero grade, and if the design using Measured and Indicated Mineral Resource remains financially positive, it has been proven that the Mineral Reserve is robust enough to make a positive financial return and therefore satisfies the requirements of a Mineral Reserve. With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 20% of the Mineral Reserve plan of seven years. No Inferred Mineral Resource is considered in Mineral Reserve reporting. Inferred Mineral Resource in annual Mineral Reserve design (attributable, 70%) Tropicana Tonnes Grade Contained gold as at 31 December 2021 million g/t tonnes Moz Boston Shaker underground 3.67 3.29 12.10 0.39 Tropicana underground 0.55 2.25 1.23 0.04 Total 4.22 3.16 13.33 0.43 21.5 Additional relevant information AngloGold Ashanti evaluates the conversion of Inferred Mineral Resource to Indicated Mineral Resource on an annual basis. The Tropicana Open Pit Mineral Reserve designs contains less than 0.1% of Inferred material, and as such the Inferred material conversion does not pose a risk to the Open Pit Mineral Reserve. In the case of Tropicana Underground Mineral Resource, infill drilling was completed to a density to convert Inferred Mineral Resource to Measured Mineral Resource. An analysis shows conversion rates of between 88.7% to 104.5%. Conversion ratio of Inferred Mineral Resource following infill drilling of Tropicana Underground Mineral Resource 2019 2020 2021 Tonnes (t) Grade (g/t) Gold (g) Tonnes (t) Grade (g/t) Gold (g) Tonnes (t) Grade (g/t) Gold (g) Inferred Mined Mineral Resource 2861 2.33 6672 Grade Control Model 2910 2.03 5919 Conversion Between Years (%) 101.7 87.2 88.7 Cumulative Conversion (%) 101.7 87.2 88.7 AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 80 Conversion ratio of inferred material following infill drilling of Havana Underground Mineral Resource 2019 2020 2021 Tonnes (t) Grade (g/t) Gold (g) Tonnes (t) Grade (g/t) Gold (g) Tonnes (t) Grade (g/t) Gold (g) Inferred Mined Mineral Resource 3334 2.56 8532 Grade Control Model 3331 2.68 8918 Conversion Between Years (%) 99.9 104.6 104.5 Cumulative Conversion (%) 99.9 104.6 104.5 The mine reconciliation at Tropicana has been historically very reliable over all timescales. Mineral Resource estimates have compared well with Grade Control estimates in the open pit and underground. Design constraints are rigorously reviewed to optimise ore extraction whilst maintaining productivity and geotechnical safety. Overall unplanned dilution levels and managed well in both the open pit and underground mines. Material fed to the processing plant agrees well with estimates for tonnages and grades. 21.6 Certificate of Qualified Person(s) Fraser Clark certificate of competency As the author of the report entitled Tropicana Technical Report Summary, I hereby state: 1. My name is Fraser Clark. I am the Qualified Person for the Mineral Resource. 2. My job title is Geology Manager 3. I am a member of the AusIMM (Australasian Institute of Mining and Metallurgy) with membership number 226390. I have a BSc Hons (Geology) and a Postgraduate Certificate (Geostatistics) 4. I have 20 years of relevant experience. 5. I am a Qualified Person as defined in the SEC S-K 1300 Rule. 6. I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission of which would make the Report misleading. 7. I declare that this Report appropriately reflects my view. 8. I am not independent of AngloGold Ashanti Ltd. 9. I have read and understand the SEC S-K 1300 Rule for Modernization of Property Disclosures for Mining Registrants. I am clearly satisfied that I can face my peers and demonstrate competence for the deposit. 10. I am an employee in respect of the issuer AngloGold Ashanti Ltd for the 2021 Final Mineral Resource. 11. At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading. Joanne Endersbee certificate of competency As the author of the report entitled Tropicana, I hereby state: 1. My name is Joanne Endersbee. I am the Qualified Person for the open pit Mineral Reserve. 2. My job title is Manager: Mine Planning Open Pit 3. I am a member of the AusIMM (Australasian Institute of Mining and Metallurgy) with

AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 81 membership number 334537 4. I have 11 years relevant experience. 5. I am a Qualified Person as defined in the SEC S-K 1300 Rule. 6. I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission of which would make the Report misleading. 7. I declare that this Report appropriately reflects my view. 8. I am not independent of AngloGold Ashanti Ltd. 9. I have read and understand the SEC S-K 1300 Rule for Modernization of Property Disclosures for Mining Registrants. I am clearly satisfied that I can face my peers and demonstrate competence for the deposit. 10. I am an employee in respect of the issuer AngloGold Ashanti Ltd for the 2021 Final open pit Mineral Reserve. 11. At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading. Glenn Reitsema certificate of competency As the author of the report entitled Tropicana, I hereby state: 1. My name is Glenn Reitsema. I am the Competent Person for the underground Mineral Reserve. 2. My job title is Superintendent: Underground Mine Planning 3.I am a member of the AusIMM (Australasian Institute of Mining and Metallurgy) with membership number 228391. I have a BEng (Mining Engineering) degree and a BCom degree. 4. I have 8 years relevant experience. 5. I am a Qualified Person as defined in the SEC S-K 1300 Rule. 6. I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission of which would make the Report misleading. 7. I declare that this Report appropriately reflects my view. 8. I am not independent of AngloGold Ashanti Ltd. 9. I have read and understand the SEC S-K 1300 Rule for Modernization of Property Disclosures for Mining Registrants. I am clearly satisfied that I can face my peers and demonstrate competence for the deposit. 10. I am an employee in respect of the issuer AngloGold Ashanti Ltd for the 2021 Final underground Mineral Reserve. 11. At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading. 22 Interpretation and conclusions The QP considers that drilling, sampling, geological interpretation and Mineral Resource estimation is of high quality and with a demonstrated production reconciliation history is satisfied that there are no material flaws which will impact the Mineral Resource in the future. The underground Mineral Reserve is based on a long hole open stoping method with pillars left between stopes which is technically feasible and appropriate for the orebody. The underground mine has a demonstrated production history. The QP is satisfied that there are no material flaws which will impact the underground Mineral Reserve. It is the Qualified Person’s opinion that there are no significant material factors which will impact the open pit Mineral Reserve. AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 82 The open pit life of mine plan consists almost entirely of measured and indicated material. As such the material classification risk to the Mineral Reserve is extremely low. 23 Recommendations The Tropicana Mineral Resource estimate is based on a well-managed exploration program with good quality data used to build a robust model for Mineral Reserve Estimation. The geological interpretation and estimation are continually evolving as more drilling, coupled with open pit and underground mapping information becomes available. The Mineral Resource is also refined in response to grade control and processing plant reconciliation. In the opinion of the QP, the inputs for the geological domaining, exploratory data analysis, management of high-grade outlier samples via top-cutting, estimation, change of support modelling and classification are all completed to an acceptable level which is at least to industry standard. The QP’s are not aware of any environmental, permitting, legal, title, socioeconomic, marketing, metallurgical, fiscal, or other relevant factors, that could materially affect the Mineral Resource estimate. The Tropicana Mineral Reserve is compiled in accordance with AngloGold Ashanti Guidelines for the Reporting of Exploration Results, Mineral Resource and Ore Reserve, and the S-K 1300 requirements of the US Securities and Exchange Commission (SEC). No fatal flaws have been identified during internal peer reviews, and external audit. AngloGold Ashanti runs a comprehensive Business Planning process which is framed by the Company’s Strategic Options process. This sets the mine’s budget requirements aligned to both the larger group and the necessities of the operation. The discissions that result from this process are ultimately approved by AngloGold Exco and the regional and mine’s senior management. While the Qualified Person is an intimate part of this process, he/she does not make recommendations for the operation without it being part of the described framework. 24 References 24.1 References • Internal Document, AngloGold Ashanti, Guidelines for Reporting of Exploration Results, Mineral Resource and Ore Reserve, 2021. • Internal Document, AngloGold Ashanti Guideline for the calculation of cut-off grades, 2014 • Internal Document, AngloGold Ashanti, Boston Shaker Underground Feasibility Study Report, FS- AGAA-RPT-0001, 2019 • Internal Document, AngloGold Ashanti, Boston Shaker Underground Mine – GMRi Update, 2021 • Internal Document, AngloGold Ashanti, Management Plan - TGM Underground Ground Control, 2021 • Internal Document, AngloGold Ashanti, Boston Shaker Underground Geotechnical PFS Design Specification Report, 2018 • Internal Document, AngloGold Ashanti, Tropicana UG FS Design: Factual, Design Basis, Design Specification and Design Check Addendums Rev.: 0, 2021 • Blenkinsop and Doyle, 2014. Structural controls on gold mineralisation on the margin of the Yilgarn Craton, Albany-Fraser orogen: The Tropicana deposit, Western Australia. Journal of Structural Geology. • Doyle et al, 2015. Geochronological constraints on the Tropicana Gold Deposit and Albany-Fraser Orogen, Western Australian (WA) Environmental Protection Act 1986 • KIRKLAND et al, 2011. On the edge: U–Pb, Lu–Hf, and Sm–Nd data suggests reworking of the Yilgarn Craton margin during formation of the Albany–Fraser Orogen: Precambrian Research, 187, 223–247 • WA Mining Act 1978 AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 83 • WA Rights in Water and Irrigation Act 1914 • Commonwealth Environmental Protection and Biodiversity Conservation Act 1999 24.2 Mining terms All injury frequency rate: The total number of injuries and fatalities that occurs per million hours worked. By-products: Any potentially economic or saleable products that emanate from the core process of producing gold or copper, including silver, molybdenum and sulphuric acid. Carbon-in-leach (CIL): Gold is leached from a slurry of ore where cyanide and carbon granules are added to the same agitated tanks. The gold loaded carbon granules are separated from the slurry and treated in an elution circuit to remove the gold. Carbon-in-pulp (CIP): Gold is leached conventionally from a slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where activated carbon granules are mixed with the slurry and gold is adsorbed on to the activated carbon. The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold. Comminution: Comminution is the crushing and grinding of ore to make gold available for physical or chemical separation (see also “Milling”). Contained gold or Contained copper: The total gold or copper content (tonnes multiplied by grade) of the material being described. Cut-off grade: Cut-off grade is the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio. Depletion: The decrease in the quantity of ore in a deposit or property resulting from extraction or production. Development: The process of accessing an orebody through shafts and/or tunneling in underground mining operations. Development stage property: A development stage property is a property that has Mineral Reserve disclosed, but no material extraction. Diorite: An igneous rock formed by the solidification of molten material (magma). Doré: Impure alloy of gold and silver produced at a mine to be refined to a higher purity. Economically viable: Economically viable, when used in the context of Mineral Reserve determination, means that the Qualified Person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions. Electrowinning: A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars. Elution: Recovery of the gold from the activated carbon into solution before zinc precipitation or electrowinning. Exploration results: Exploration results are data and information generated by mineral exploration programs (i.e., programs consisting of sampling, drilling, trenching, analytical testing, assaying, and other similar activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit) that are not part of a disclosure of Mineral Resource or Reserve. A registrant must not use exploration results alone to derive estimates of tonnage, grade, and production rates, or in an assessment of economic viability. Exploration stage property: An exploration stage property is a property that has no Mineral Reserve disclosed. Exploration target: An exploration target is a statement or estimate of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tonnage and a range of grade (or quality), relates to mineralisation for which there has been insufficient exploration to estimate a Mineral Resource. AngloGold Ashanti Tropicana - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 84 Feasibility Study (FS): A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A Feasibility Study is more comprehensive, and with a higher degree of accuracy, than a Prefeasibility Study. It must contain mining, infrastructure, and process designs completed with sufficient rigor to serve as the basis for an investment decision or to support project financing. Flotation: Concentration of gold and gold-hosting minerals into a small mass by various techniques (e.g. collectors, frothers, agitation, air-flow) that collectively enhance the buoyancy of the target minerals, relative to unwanted gangue, for recovery into an over-flowing froth phase. Gold Produced: Refined gold in a saleable form derived from the mining process. Grade: The quantity of ore contained within a unit weight of mineralised material generally expressed in grams per metric tonne (g/t) or ounce per short ton for gold bearing material or Percentage copper (%Cu) for copper bearing material. Greenschist: A schistose metamorphic rock whose green colour is due to the presence of chlorite, epidote or actinolite. Indicated Mineral Resource: An Indicated Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a Probable Mineral Reserve. Inferred Mineral Resource: An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resource, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability. With caution AngloGold Ashanti uses Inferred Mineral Resource in its Mineral Reserve estimation process and the Inferred Mineral Resource is included in the pit shell or underground extraction shape determination. As such the Inferred Mineral Resource may influence the extraction shape. The quoted Mineral Reserve from these volumes includes only the converted Measured and Indicated Mineral Resource and no Inferred Mineral Resource is converted to Mineral Reserve. The cash flow analysis does not include the Inferred Mineral Resource in demonstrating the economic viability of the Mineral Reserve. Initial assessment (also known as concept study, scoping study and conceptual study): An initial assessment is a preliminary technical and economic study of the economic potential of all or parts of mineralisation to support the disclosure of Mineral Resource. The initial assessment must be prepared by a qualified person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of Mineral Resource but cannot be used as the basis for disclosure of Mineral Reserve. Leaching: Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon or direct zinc precipitation. Life of mine (LOM): Number of years for which an operation is planning to mine and treat ore, and is taken from the current mine plan. Measured Mineral Resource: A Measured Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve. Metallurgical plant: A processing plant constructed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, often valuable by-products). Metallurgical recovery factor (MetRF): A measure of the efficiency in extracting gold from the ore. Milling: A process of reducing broken ore to a size at which concentrating or leaching can be undertaken (see also “Comminution”). Mine call factor (MCF): The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.

AngloGold Ashanti Tropicana - 31 December 2021

Mineral deposit: A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the earth's crust.

Mining recovery factor (MRF): This factor reflects a mining efficiency factor relating the recovery of material during the mining process and is the variance between the tonnes called for in the mining design and what the plant receives. It is expressed in both a grade and tonnage number.

Mineral Reserve: A Mineral Reserve is an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resource that, in the opinion of the Qualified Person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

Mineral Resource: A Mineral Resource is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled.

Modifying Factors: Modifying factors are the factors that a Qualified Person must apply to Indicated and Measured Mineral Resource and then evaluate in order to establish the economic viability of Mineral Reserve. A Qualified Person must apply and evaluate modifying factors to convert Measured and Indicated Mineral Resource to Proven and Probable Mineral Reserve. These factors include, but are not restricted to: Mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.

Ounce (oz) (troy): Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.

Pay limit: The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the sum of total cash costs, closure costs, Mineral Reserve development and stay-in-business capital. This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).

Precipitate: The solid product formed when a change in solution chemical conditions results in conversion of some pre-dissolved ions into solid state.

Preliminary Feasibility Study (Prefeasibility Study or PFS): is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a qualified person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product.

Probable Mineral Reserve: A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource.

Production stage property: A production stage property is a property with material extraction of Mineral Reserve.

Productivity: An expression of labour productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations.

Project capital expenditure: Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.

Proven Mineral Reserve: A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource and can only result from conversion of a Measured Mineral Resource.

Qualified Person: A Qualified Person is an individual who is (1) A mineral industry professional with at least five years of relevant experience in the type of mineralisation and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) An eligible member or licensee in good standing of a recognised professional organisation at the time the technical report is prepared. Section 229.1300 of Regulation S-K 1300 details further recognised professional organisations and also relevant experience.

Quartz: A hard mineral consisting of silica dioxide found widely in all rocks.

Recovered grade: The recovered mineral content per unit of ore treated.

Reef: A gold-bearing horizon, sometimes a conglomerate band, that may contain economic levels of gold. Reef can also be any significant or thick gold bearing quartz vein.

Refining: The final purification process of a metal or mineral.

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Regulation S-K 1300: On 31 October 2018, the United States Securities and Exchange Commission adopted the amendment Subpart 1300 (17 CFR 229.1300) of Regulation S-K along with the amendments to related rules and guidance in order to modernise the property disclosure requirements for mining registrants under the Securities Act and the Securities Exchange Act. Registrants engaged in mining operations must comply with the final rule amendments (Regulation S-K 1300) for the first fiscal year beginning on or after 1 January 2021. Accordingly, the Company is providing disclosure in compliance with Regulation S-K 1300 for its fiscal year ending 31 December 2021 and will continue to do so going forward.

Rehabilitation: The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the South African Department of Mineral Resources, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

Resource modification factor (RMF): This factor is applied when there is an historic reconciliation discrepancy in the Mineral Resource model. For example, between the Mineral Resource model tonnage and the grade control model tonnage.
It is expressed in both a grade and tonnage number.

Scats: Within the metallurgical plants, scats is a term used to describe ejected ore or other uncrushable / grinding media arising from the milling process. This, typically oversize material (ore), is ejected from the mill and stockpiled or re-crushed via a scats retreatment circuit. Retreatment of scats is aimed at fracturing the material such that it can be returned to the mills and processed as with the other ores to recover the gold locked up within this oversize material.

Seismic event: A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy.

Shaft: A vertical or subvertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.

Smelting: A pyro-metallurgical operation in which gold precipitate from electro-winning or zinc precipitation is further separated from impurities.

Stoping: The process of excavating ore underground.

Stripping ratio: The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.

Tailings: Finely ground rock of low residual value from which valuable minerals have been extracted.

Tonnage: Quantity of material measured in tonnes.

Tonne: Used in metric statistics. Equal to 1,000 kilograms.

Waste: Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.

Yield: The amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne.

Zinc precipitation: Zinc precipitation is the chemical reaction using zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.

25 Reliance on information provided by the Registrant

Reliance in information provided by the registrant includes guidance from the annual update to AngloGold Ashanti's internal guidelines for reporting of Exploration Results, Mineral Resource and Ore Reserve. This guideline is set out to ensure the reporting of Exploration Results, Mineral Resource and Ore Reserve is consistently undertaken in a manner in accordance with AngloGold Ashanti's business expectations and also in compliance with internationally accepted codes of practice adopted by AngloGold Ashanti.

Included in this guideline is the price assumptions supplied by the Registrant which includes long-range commodity price and exchange rate forecasts. These are reviewed annually and are prepared in-house using a range of techniques including historic price averages. AngloGold Ashanti selects a conservative Mineral Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.

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Gold price

The following local prices of gold were used as a basis for estimation in the December 2021 declaration, unless otherwise stated:

		Local prices of gold			
	Gold price	Australia	Brazil	Argentina	Colombia
	$/oz	AUD/oz	BRL/oz	ARS/oz	COP/oz
2021 Mineral Reserve(3)	1,200	1,633	6,182	134,452	3,849,000
2020 Mineral Reserve(2)	1,200	1,604	5,510	119,631	4,096,877
2021 Mineral Resource(1)	1,500	2,072	7,940	173,065	5,336,250

(1) Reported for the first time under Regulation S-K 1300. (2) Reported under Industry Guide 7.
(3) Reported under Regulation S-K 1300.

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